Form 20-F
period 1998-12-31
CLINICHEM DEVELOPMENT INC
filed 1999-05-20
CIK 1054396

[LOGO]



Annual
report

1998

To our Shareholders,

     1998 was a significant starting point for our company. The CliniChem shares were registered via a prospectus cleared by securities regulatory agencies in both Canada and the United States. On June 8th, BioChem Pharma contributed $143.5 million to CliniChem; on June 10th, the company commenced operations; and on June 26th, CliniChem shares were distributed to BioChem shareholders, as a dividend-in-kind, on the basis of one CliniChem share for each 40 BioChem shares held and the CliniChem shares began trading on the NASDAQ national market, the Toronto Stock Exchange and the Montreal Exchange.

     The products or programs that were licensed to CliniChem represent a rich pipeline of anti-cancer, anti-infectives and vaccines in areas that the World Health Organization has identified as top priorities in terms of global health care needs. By contracting the research and development of these programs to BioChem Pharma, we are assured that a world class scientific team is at work to develop the products through to commercialization.

     A Phase I/II trial of dOTC (BCH-10652), our HIV treatment compound, got underway during the third quarter of 1998. Results of the Phase I clinical trials were presented in February at the annual Chicago Conference on Retroviruses and Opportunistic Infections. dOTC is showing many of the same qualities that made BioChem's 3TC the world's top selling anti-HIV treatment. These are a long plasma half-life, no restrictions in terms of food or liquid intake, a good safety profile and strong activity against HIV. dOTC is likely to be the first of CliniChem's products to be commercialized.

     Troxacitabine (BCH-4556) also began Phase II trials during the first quarter of 1999. This anticancer candidate drug is designed to treat several types of tumors and Phase I trials showed good tolerance of the drug, good pharmacokinetic profile and preliminary indications of anti tumor activity. Phase II trials got underway in April and will initially target a number of different solid tumors such as renal, prostate, breast, ovarian, colorectal, non small cell lung, pancreatic, melanoma and also leukemia.

     A new vaccine development group has been formed by BioChem in Northborough, just outside Boston, to carry out clinical development of the recombinant-protein vaccine programs, on behalf of CliniChem. Our recombinant meningococcal meningitis vaccine, Neisseria meningitidis, will be the first candidate to be developed and it is expected that an Investigational New Drug (IND) submission will be filed with the U.S. Food and Drug Administration to begin Phase I testing in the fourth quarter of 1999.

     The remaining products in the vaccine portfolio are designed to provide protection against:

     - Streptococcus pneumoniae, a cause of more than 1.3 million child deaths worldwide, nearly 500,000 severe cases of pneumonia each year, claiming about 40,000 lives. It is also the cause of acute otitis media: a middle ear infection in children. No vaccine is currently available to protect young children against pneumococcal disease.

     - Group B Streptococcus, a neo-natal infection, transmitted at birth that is considered the single greatest cause of infant mortality in the world.

     - Haemophilus influenzae non-typeable which causes meningitis and otitis media.

     - Chlamydia pneumoniae, a bacteria that causes upper respiratory infection and which researchers believe may have a link to cardiovascular disease.

     All of the above vaccine candidates are currently in the preclinical or research phase of development.

     In the angiogenesis program, BioChem's scientists have optimized a series of compounds that appear to be potent and selective inhibitors of angiogenesis (tumor induced blood vessel development).

     At its meeting of April 27, 1999, CliniChem's Board of Directors approved the addition of two new research and development projects into the CliniChem program portfolio. They are BCH-13520, an anti-HIV compound and a technology called Second Look, which involves computer-assisted cancer detection. The Board also decided to discontinue research funding of the Neisseria gonorrhoeae vaccine program.

     On the basis of the above, a solid foundation of building value for CliniChem's shareholders has been laid. The CliniChem Board of Directors looks forward to an exciting year of progress in 1999 and to sharing with you the results of these developments.

                                            On behalf of the Board,
                                            (Signed)
                                            Francesco Bellini, Ph.D.
                                            Chairman and President

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
                    ----------------------------------------
                                   FORM 20-F
                    ----------------------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934

  OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934
    For the fiscal year ended December 31, 1998

                                        OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    For the transition period from                   to

   COMMISSION FILE NUMBER 000-24345

                           CLINICHEM DEVELOPMENT INC.
                          DEVELOPPEMENT CLINICHEM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     CANADA
                (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                           275 Armand-Frappier Blvd.
                         Laval, Quebec, Canada H7V 4A7
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                             CLASS A COMMON SHARES
                                (TITLE OF CLASS)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                        2,713,260 Class A Common Shares
                          1,000 Class B Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]      No [ ]

Indicate by check mark which financial statements item the registrant has elect to follow.

                          Item 17 [X]      Item 18 [ ]

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I
Item 1       Description of Business.....................................         4
Item 2       Description of Properties...................................        22
Item 3       Legal Proceedings...........................................        22
Item 4       Control of Registrant.......................................        22
Item 5       Nature of Trading Market....................................        22
Item 6       Exchange Controls and Other Limitations Affecting Holders of
             Class A Common Shares.......................................        23
Item 7       Taxation....................................................        24
Item 8       Selected Financial Data.....................................        25
Item 9       Management's Discussion and Analysis of Financial Condition
             and Results of Operations...................................        25
Item 10      Directors and Officers of the Company.......................        28
Item 11      Compensation of Directors and Officers......................        29
Item 12      Options to Purchase Securities from the Company or
             Subsidiaries................................................        29
Item 13      Interest of Management in Certain Transactions..............        29
PART II
Item 14      Description of Securities to be Registered (1)..............        30
PART III
Item 15      Defaults Upon Senior Securities.............................        30
Item 16      Changes in Securities and Changes in Security for Registered
             Securities..................................................        30
PART IV
Item 17      Financial Statements........................................        30
Item 18      Financial Statements (2)....................................        30
Item 19      Financial Statements and Exhibits...........................        30
             Signatures..................................................        32
             Financial Statements........................................        33

------------------

(1) Pursuant to General Instruction G(b) of Form 20-F, this annual report includes the information specified in Parts I, III, and IV.

(2) Pursuant to General Instruction G(c) of Form 20-F, the registrant has elected to provide the financial statements and related information specified in Item 17.

                                IMPORTANT NOTES

1.   EXCHANGE RATE DATA

     ALL CURRENCY AMOUNTS IN THIS ANNUAL REPORT ON FORM 20-F ARE STATED IN CANADIAN DOLLARS, UNLESS OTHERWISE INDICATED.

     The high and low exchange rates, the average exchange rate (i.e., the average of the exchange rates on the last day of each month during the period) and the period-end exchange rate of the Canadian dollar in exchange for United States dollars for the 205-day period ended December 31, 1998 based on the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, were as follows:

                                                             FISCAL YEAR ENDED
                                                               DECEMBER 31,
                                                                   1998
                                                             -----------------
                                                             (205-DAY PERIOD)
High.....................................................        US$0.6341
Low......................................................        US$0.6833
Average..................................................        US$0.6571
Period-End...............................................        US$0.6504

2.   TRADEMARKS

     All company and product names referred to in this document are the property of their respective owners.

     BioChem Pharma Inc.'s ("BioChem") discovery to treat Human Immunodeficiency Virus ("HIV"), including Acquired Immunodeficiency Syndrome ("AIDS"), sold in certain countries under the brand name 3TC and in others under the brand name Epivir or in a tablet also containing AZT and sold under the brand name Combivir, has the generic name lamivudine. Lamivudine is also being developed to treat chronic hepatitis B infection and has the brand name Epivir-HBV Tablets and Oral Solution in the United States, Heptodin in China, Heptovir in Canada and Zeffix in most other countries. To avoid confusion herein, 3TC will be used to describe the product for HIV/AIDS and Zeffix will be used to describe the product for chronic hepatitis B infection. 3TC, Epivir Combivir, Epivir-HBV Tablets and Oral Solution, Zeffix, Heptovir and Heptodin are trademarks of Glaxo Wellcome plc which, with its subsidiaries ("Glaxo Wellcome"), is the world-wide licensee of 3TC and Zeffix, subject to special arrangements for Canada, where a Glaxo Wellcome-BioChem partnership is commercialising 3TC and Zeffix. Second Look is a trademark of Qualia Computing, Inc.

3.   SAFE HARBOUR

     THIS ANNUAL REPORT ON FORM 20-F CONTAINS PROJECTIONS AND FORWARD LOOKING STATEMENTS REGARDING FUTURE EVENTS AND THE FUTURE FINANCIAL PERFORMANCE OF CLINICHEM DEVELOPMENT INC. (THE "COMPANY"). WE WISH TO CAUTION YOU THAT THESE STATEMENTS ARE ONLY OUR PREDICTIONS AND OBJECTIVES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. PLEASE NOTE IN PARTICULAR THROUGHOUT THIS DOCUMENT WHERE WE HAVE HIGHLIGHTED SPECIFIC RISKS ASSOCIATED WITH THE COMPANY AND ITS ACTIVITIES. WE ALSO REFER YOU TO THE DOCUMENTS THE COMPANY FILES FROM TIME TO TIME WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES ADMINISTRATORS, SUCH AS ITS MATERIAL CHANGE REPORTS AND ITS MANAGEMENT PROXY CIRCULAR. THESE DOCUMENTS, AS WELL AS THIS ANNUAL REPORT ON FORM 20-F, CONTAIN IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER FROM OUR CURRENT EXPECTATIONS AND THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F. THE COMPANY WILL NOT UPDATE THE INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F EXCEPT IN THE NORMAL COURSE OF ITS PUBLIC DISCLOSURE PRACTICES.

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

     OVERVIEW OF CLINICHEM'S BUSINESS

     CliniChem Development Inc. ("CliniChem" or the "Company") was incorporated by articles of incorporation under the Canada Business Corporations Act by BioChem Pharma Inc. ("BioChem") in January 1998 to conduct research and development of potential products primarily for the treatment of cancer and Human Immunodeficiency Virus ("HIV") infection, including Acquired Immunodeficiency Syndrome ("AIDS"), and vaccine products for the prevention of certain bacterial infectious diseases. The Articles of CliniChem were amended on May 11, 1998 to provide for the creation of Class A Common Shares (the "CliniChem Common Shares") and of Class B Common Shares (the "Class B Shares"). CliniChem began active operations on June 10, 1998.

     BioChem and CliniChem entered into a distribution agreement (the "Distribution Agreement") providing for the terms and conditions of the distribution by BioChem of all the outstanding CliniChem Common Shares to the holders of common shares in the share capital of BioChem (the "BioChem Common Shares"). Pursuant to the Distribution Agreement, BioChem contributed, on June 8, 1998, $150 million in cash to CliniChem of which $6.5 million were used to cover the distribution costs, resulting in a net amount of $143.5 million to CliniChem. Subsequently to this capital contribution, the then issued and outstanding 1,000 common shares in the share capital of CliniChem held by BioChem were exchanged for 2,713,260 CliniChem Common Shares and for 1,000 Class B Shares. On June 26, 1998, BioChem distributed the CliniChem Common Shares to the then holders of BioChem Common Shares (the "Distribution"). In addition, in connection with the Distribution Agreement, BioChem and CliniChem entered into a number of agreements, including a research and development agreement (the "Research and Development Agreement"), a technology license agreement (the "Technology License Agreement"), a product option agreement (the "Product Option Agreement") and a services agreement (the "Services Agreement"). See "Description of Business -- Arrangements with BioChem".

     CliniChem does not perform any research, development or other activities itself, but rather has contracted with BioChem to perform all such activities pursuant to the terms of the Research and Development Agreement. The development programs (collectively, the "CliniChem Programs") conducted under the Research and Development Agreement are the development of (i) troxacitabine (formerly known as BCH-4556), a novel nucleoside analog to treat various forms of cancer,
(ii) dOTC (formerly known as BCH-10652) and BCH-13520, two novel nucleoside analogs to treat HIV infection and AIDS (iii) small molecules to treat solid cancer tumours by inhibiting angiogenesis through the antagonism of the a(v)SS(3) receptors, (iv) recombinant protein vaccines to prevent bacterial infections by: (a) Neisseria meningitidis, (b) Streptococcus pneumoniae, (c) Haemophilus influenzae non-typeable, (d) Group B Streptococcus and (e) Chlamydia pneumoniae, and (v) Second Look a computer-assisted breast cancer detection system. BioChem has the right, with the consent of the Board of Directors of CliniChem, to expand the scope of the CliniChem Programs and to select additional development programs to be conducted as substitutes for, or in addition to, the initial therapeutic and vaccine development programs. At a meeting of the Board of Directors of CliniChem held on April 27, 1999, a decision was made to discontinue research funding of the Neisseria gonorrhoeae vaccine program and to approve the addition into the CliniChem Programs of BCH-13520 and Second Look. The products developed according to the terms of the Research and Development Agreement and pursuant to the CliniChem Programs are herein referred to as the "CliniChem Products".

     In order to clinically test, manufacture and market drug products for prevention or therapeutic use, rigorous mandatory procedures and standards established by the regulatory agencies must be satisfied. See "Description of Business -- Government Regulations".

     CliniChem's belief in the potential efficacy of some of the CliniChem Products is based upon preclinical studies performed by BioChem or other third parties. Neither BioChem nor CliniChem has received regulatory approval to begin clinical trials on any CliniChem Product other than troxacitabine and dOTC, and neither CliniChem nor BioChem has received regulatory approval for the manufacturing and/or marketing of any of the CliniChem Products. Consequently, there can be no assurance that the CliniChem Products or any other products selected for research and development will receive the necessary regulatory approvals, that either CliniChem or BioChem will commence manufacturing or marketing of any of the CliniChem Products or as to when manufacturing and marketing of the CliniChem Products will commence.

     In order to conduct its business, CliniChem contractually obtained from BioChem and, as the case may be, from BioChem's licensors, rights to use all proprietary technology, whether patented or unpatented, owned by, licensed to or controlled by BioChem and related to the CliniChem Programs, including any technology developed or otherwise obtained pursuant to the Research and Development Agreement (the "Developed Technology"), which BioChem has the right to license or sublicense without the consent of any third party and without incurring additional liability to any third party (together, with any additional technology which BioChem chooses to designate as such, the "BioChem Technology"), for research and development activities, for administrative services and, if BioChem exercises the option granted by CliniChem to acquire all rights to each CliniChem Product (and to terminate CliniChem's corresponding license with respect thereto), exercisable on a product-by-product and country-by-country basis (the "Product Option"), for the commercialisation of CliniChem Products. After the expiration of the Product Option for a CliniChem Product, CliniChem may also perform directly, or engage other third parties to perform on its behalf, the commercialisation of such CliniChem Product. It is likely that the Available Funds (as defined under "Description of Business -- Arrangements with BioChem -- Research and Development Agreement") will be used primarily to fund these activities under the Research and Development Agreement and the Services Agreement and to pay the Technology Fee (as defined below). CliniChem's Board of Directors is responsible for determining which products will be developped, and for approving the work plans and other cost estimates therefor. CliniChem's Board of Directors supervises and reviews BioChem's ongoing activities on behalf of CliniChem.

     BioChem has also granted certain technology licenses and agreed to make specified payments on sales of certain products in consideration, inter alia, for the payments by CliniChem to BioChem of a technology fee (the "Technology Fee"). In the early years, CliniChem's revenues are expected to be primarily derived from investment income. In later years, if BioChem were to exercise its Product Option for any CliniChem Product, or if a CliniChem Product were commercialised by CliniChem itself or by a third party on behalf of CliniChem, CliniChem would derive revenues and/or royalties from sales of the CliniChem Products or from amounts paid to CliniChem by BioChem or third parties for the rights to commercialise such CliniChem Products. The Available Funds do not include payments made by BioChem to CliniChem pursuant to the Product Option Agreement.

     Unless otherwise indicated, information regarding the number of persons diagnosed with a particular disease, fatality rates associated with a particular disease or indication or potential size of a market for treatment of a particular disease has been obtained from sources published by The World Health Organisation (the "WHO") or the Center for Diseases Control (the "CDC") in the United States.

     ARRANGEMENTS WITH BIOCHEM

     Technology License Agreement

     CliniChem and BioChem have entered into the Technology License Agreement pursuant to which BioChem has granted to CliniChem an exclusive perpetual license, to use BioChem Technology (including any trade secrets, technical information and data regarding product composition, manufacturing, dosage or efficacy, drug formulations, and other proprietary preclinical, clinical, pharmacological, toxicological, chemical, physical and analytical safety and quality control data and information, as well as rights under patents held by BioChem related to the CliniChem Programs) solely to conduct the CliniChem Programs and related activities, and to manufacture and to commercialise the CliniChem Products world-wide. The Technology License Agreement is subject to pre-existing third-party rights and the receipt of certain third-party consents; it is further subject to the Research and Development Agreement and the Product Option Agreement and limited for each CliniChem Product, to a particular field of use. See "Description of Business--Third-Party Rights and Consents".

     Pursuant to the Technology License Agreement, BioChem is obliged to use commercially reasonable efforts to obtain the required consents in order to grant certain sublicenses to CliniChem provided that, in each case, the relevant CliniChem Product incorporating such licensed technology has received regulatory approval for commercial marketing in at least one country, BioChem has not exercised the world-wide Product Option with respect to such CliniChem Product and BioChem has not exercised the Purchase Option (as defined under '--Arrangements with BioChem--Purchase Option"). Any costs associated with a consent obtained or sublicense granted pursuant to this provision shall be paid by CliniChem and any such sublicense shall terminate on the exercise by BioChem of the world-wide Product Option for such product or the Purchase Option.

     The following table sets out the field of use for the current CliniChem
Programs:

                     PROGRAM                                           FIELD OF USE
                     -------                                           ------------
Development of troxacitabine.....................    Treatment of cancer
Development of dOTC and BCH-13520................    Treatment of HIV infection and AIDS
Development of a a(v)SS(3) antagonist to prevent
  angiogenesis...................................    Treatment of cancer
Development of recombinant protein vaccines......    To protect against infections by Neisseria
                                                     meningitidis, Haemophilus influenzae
                                                     non-typeable, Group B Streptococcus,
                                                     Streptococcus pneumonia and Chlamydia pneumoniae
Development of Second Look.......................    Detection of breast cancer

     Pursuant to the terms of the Technology License Agreement, CliniChem's right to obtain manufacturing will be subject to a right of first offer and a right of first refusal on the part of BioChem to manufacture. In the event BioChem does not exercise such right of first offer and right of first refusal, then BioChem will have the right to approve any proposed manufacturer, the approval of which may be withheld only if any such manufacturer has insufficient or inadequate manufacturing capability or if any such manufacturer's activities are likely to have a material adverse effect on BioChem's overall competitive position in the pharmaceutical industry. In the event that BioChem exercises its right to reject a manufacturer, BioChem will be obliged to manufacture or obtain manufacturing for any such CliniChem Product for CliniChem at prevailing market rates, but not less than BioChem's cost of manufacture plus 15% of such cost.

     Pursuant to the Technology License Agreement, CliniChem does not have the right to grant a sublicense under the BioChem Technology to anyone other than BioChem until such time as the Product Option with respect to any CliniChem Product in one or more countries expires unexercised. From and after the expiration of such Product Option in any such country, CliniChem may sublicense the BioChem Technology to one or more third parties solely to the extent necessary to complete the development of, or to make or have made and use such CliniChem Product, or to sell or have sold such CliniChem Product in such country. BioChem shall have the right to approve any proposed sublicensee or any manufacturer on behalf of a sublicensee but such approval may only be withheld if any such sublicensee or manufacturer has insufficient manufacturing capability or if any such sublicensee's or manufacturer's activities are likely to have a material adverse effect on BioChem's overall competitive position in the pharmaceutical industry.

     In consideration for the license to use the existing BioChem Technology relating to the CliniChem Programs, CliniChem is paying the Technology Fee to BioChem. The Technology Fee is payable monthly at a rate of $352,000 a month over a period of 48 months following the Distribution date; provided that the Technology Fee will no longer be payable at such time as the number of CliniChem Products being developed by CliniChem plus the number of CliniChem Products having been acquired by BioChem pursuant to the exercise of the Product Option is less than two.

     Either BioChem or CliniChem may terminate the Technology License Agreement upon the occurrence of a material breach of the Technology License Agreement or the Product Option Agreement by the other party which continues for 60 days after written notice. The Technology License Agreement will automatically terminate upon termination by BioChem of the Research and Development Agreement due to a breach thereof by CliniChem or CliniChem's entering into any proceeding in bankruptcy, reorganisation of creditors' rights or similar arrangement. The Technology License Agreement shall terminate on a product-by-product and country-by-country basis in connection with BioChem's corresponding exercise of the Product Option.

     BioChem is engaged in ongoing licensing and development of new products. While BioChem has licensed the rights to conduct the CliniChem Programs and manufacture and commercialise the CliniChem Products to CliniChem, BioChem is not prohibited from developing other products, including those that may compete with the CliniChem Products, or from in-licensing or acquiring products that may compete with the CliniChem Products. BioChem's activities may, in some circumstances, lead to the development, in-licensing or acquisition of products that compete with the CliniChem Products being developed by or on behalf of CliniChem. It is possible that BioChem's rights with respect to such competitive products could reduce BioChem's incentive to exercise the Product Option or the Purchase Option.

     Research and Development Agreement

     Under the Research and Development Agreement, BioChem has agreed to perform diligently all work necessary to conduct the activities agreed upon by BioChem and CliniChem pursuant to the CliniChem Programs. BioChem is not required to devote any specific amount of time or resources to conduct the CliniChem Programs under the Research and Development Agreement, and BioChem expects to devote a substantial amount of its time and resources to activities for its own account. Activities under the Research and Development Agreement are undertaken pursuant to work plans and cost estimates proposed by BioChem and accepted by CliniChem. CliniChem may approve all or any portion of a proposed work plan and cost estimate or may determine not to approve any proposed work plan and cost estimate. CliniChem is not obliged to fund development of the CliniChem Programs in excess of amounts reflected in approved work plans and cost estimates. BioChem is not required to undertake activities that would result in Research and Development Costs exceeding those in approved work plans and cost estimates. "Research and Development Costs" shall mean the fully-burdened cost of activities undertaken pursuant to the Research and Development Agreement plus 5% of such costs, including research expenses, general and administrative expenses, capital asset costs, costs for licenses or acquisition of technology, products or therapeutic agents from third parties for the CliniChem Programs and costs of third-party collaborations or contract research undertaken for the CliniChem Programs.

     Under the Research and Development Agreement, CliniChem is expected to utilise substantially all of the Available Funds to make payments to BioChem for its Research and Development Costs. "Available Funds" shall mean all of the funds contributed to CliniChem by BioChem, plus any investment income earned thereon, less (i) Research and Development Costs, (ii) CliniChem's ongoing administrative expenses and income taxes paid (less income taxes refunded),
(iii) the Technology Fee, (iv) payments made pursuant to the Services Agreement, and (v) reasonable amounts actually paid by CliniChem for consultants to advise the Board of Directors of CliniChem with respect to the CliniChem Products and the CliniChem Programs. Available Funds shall not include payments made by BioChem to CliniChem pursuant to the Product Option Agreement.

     Payments to BioChem under the Research and Development Agreement are the full amount of all Research and Development Costs incurred by BioChem in performing these activities. Such costs consist of direct costs, including collaborative research agreement payments, payments for compound supply, payments for biologicals, drug substances and drug products, payments for chemical precursors, payments for assay acquisitions, payments for clinical studies, payments for toxicological and pharmacokinetic studies, process development contracts, manufacturing of batches of vaccines for clinical trials, immunological studies and other outside services, payments for other BioChem functions (non-research and development) which provide services, payments for investigation or research grants, payments for consulting services, hiring expenses, salaries and fringe benefits for people who will work directly on CliniChem Programs, milestone payments to third parties, project-related travel, entertainment and related expenses, capital equipment and other materials purchased exclusively for CliniChem Programs, miscellaneous project expenses, regulatory and filing fees, telephone and communications, patent and trademark expenses including the cost of prosecution, defence and maintenance of intellectual property rights, software, payments for clinical research organisations, payments for monitoring, payments for data management and insurance, and indirect costs including salaries and fringe benefits of people managing and supporting those working directly on CliniChem Programs, general supplies and chemicals, general information systems and communications support, general equipment depreciation, general facilities depreciation, utilities, rent, miscellaneous indirect expenses and miscellaneous general and administrative expenses. Under the Research and Development Agreement, BioChem also may license technology or products used to conduct the CliniChem Programs from third parties and may conduct the CliniChem Programs in combination with third parties and the costs of such licensing or conduct will be paid by CliniChem. BioChem may enter into research contracts with third parties in its own name, but on behalf of CliniChem as agent.

     CliniChem has agreed to use diligent efforts to conduct the CliniChem Programs in accordance with approved work plans and cost estimates under the Research and Development Agreement by contracting with BioChem to perform research and development services. CliniChem is required to utilise the Available Funds only in accordance with the Research and Development Agreement, the Technology License Agreement and the Services Agreement. Prior to expenditure, CliniChem invests the Available Funds in interest-bearing, investment-grade securities. CliniChem may not encumber, pledge or otherwise take any action with respect to the Available Funds that could prevent the full expenditure of such funds under the Research and Development Agreement. Based on CliniChem's current development schedule, CliniChem does not expect that most of the CliniChem Products will reach commercial marketability prior to expenditure of the Available Funds.

     As between BioChem and CliniChem, BioChem owns all Developed Technology, including patents, and such Developed Technology, as is required for the field of use of the CliniChem Products, is licensed to CliniChem pursuant to the Technology License Agreement. BioChem is responsible to determine whether and to what extent to seek patent protection for Developed Technology. If BioChem declines to seek patent protection for any technology, CliniChem does not have the right to do so.

     The Research and Development Agreement will terminate upon the exercise or expiration of the Purchase Option. Either party may terminate the Research and Development Agreement if the other party (i) breaches the Research and Development Agreement, Product Option Agreement or any material obligations thereunder (if such breach continues for 60 days after written notice by the terminating party), or (ii) enters into any proceeding, whether voluntary or involuntary, in bankruptcy, reorganisation of creditors' rights or similar arrangement for the benefit of creditors. In addition, CliniChem's product license in any country with respect to a particular CliniChem Product will terminate after BioChem's exercise of the Product Option for such product in such country.

     Product Option Agreement

     Pursuant to the Product Option Agreement, CliniChem has granted the Product Option to BioChem pursuant to which BioChem may, on a product-by-product and country-by-country basis, terminate CliniChem's license to a CliniChem Product as to which the Product Option has been exercised by BioChem (an "Acquired Product"), and sell and have sold the Acquired Product in the country or countries as to which the Product Option is exercised (the "Territory"). BioChem may exercise the Product Option with respect to any CliniChem Product on a country-by-country basis at any time until (i) with respect to the United States, 30 days after the United States Food and Drug Administration (the "FDA") clearance to market such CliniChem Product in the United States and (ii) with respect to any other countries, 30 days after the clearance by the appropriate regulatory agency to commercially market such CliniChem Product in such country. The Product Option will expire, to the extent not previously exercised, 30 days after the expiration of the Purchase Option. BioChem must exercise the Product Option for any country prior to the date of the first commercial sale of the CliniChem Product in such country.

     If BioChem exercises the Product Option for a CliniChem Product, BioChem will be required to use diligent efforts to complete the research and development of and to commercialise such Acquired Product in each of the following countries: Canada, France, Germany, Italy, Japan, the United Kingdom or the United States (each a "Major Market Country") in which the Product Option has been exercised. BioChem will devote to its commercialisation efforts the same resources as other biopharmaceutical companies of similar size devote to products with similar market potential and similar relative importance in their product portfolios and may use reasonable discretion in allocation of its resources in performing such obligations.

     BioChem will make payments (each a "Product Payment") to CliniChem with respect to each Acquired Product. Such payments will be a percentage of the total amount invoiced, net of taxes, on sales of an

Acquired Product by BioChem to unrelated third parties, such as wholesalers, hospital distributors, marketing partners, and others, in bona fide arm's-length transactions, less discounts, allowances, credits and charges for freight or insurance as customarily determined under BioChem's accounting policies (the "Net Sales"), and percentage-of-sales payments and front-end distribution fees, prepaid royalties, one-time, infrequent or special payments or non-monetary consideration (including licenses of technology) from a licensee, distributor or marketing partner to BioChem with respect to an Acquired Product but excluding any payments for research and development-related services or capital expenditures received by BioChem from unrelated third parties with respect to Acquired Products (collectively, the "Licensing Revenues").

     It is common for biopharmaceutical companies to enter into marketing agreements, which provide that the marketing partner pay a percentage of its sales and/or up front payments to the biopharmaceutical company. If BioChem exercises the Product Option, it may enter into such agreements and receive such payments, which would be included in the definition of "Licensing Revenues". These payments will range from 1 to 6% of Net Sales and from 10 to 25% of Licensing Revenues. Because the marketing expenses associated with a newly introduced product during the first few years after launch are generally significantly higher than those for an established product, the Product Payments will not exceed 3% of Net Sales plus 12.5% of Licensing Revenues, on a quarterly basis, for the first twelve calendar quarters during which the Acquired Product is commercially sold in the first Major Market Country.

     In determining the payments due to CliniChem with respect to any Acquired Product, Net Sales by and Licensing Revenues of BioChem will be reduced by the amount of any license or similar payments made by or due from BioChem to third parties with respect to sales of such Acquired Product in the Territory. It is possible that, to develop the CliniChem Products, additional licenses or other arrangements with third parties may be necessary or appropriate. Such arrangements could also require payments by BioChem that would reduce the Product Payments owed to CliniChem.

     Subject to BioChem's buy-out option described below, Product Payments will commence on the date of the first commercial sale of such Acquired Product in any country for which the Product Option has been exercised. BioChem will make such Product Payments, with respect to all countries for which the Product Option has been exercised, until ten years after the first commercial sale of the Acquired Product in the first Major Market Country in which such product is commercially sold (the "Payment Period").

     BioChem has the option to buy out CliniChem's right to receive Product Payments for any Acquired Product on either a country-by-country or global basis in accordance with a formula set forth in the Product Option Agreement. A country-specific buy-out option may be exercised for any Acquired Product at any time after the end of the twelfth calendar quarter following the date on which the Acquired Product was first commercially sold in such country. The global buy-out option may be exercised for any Acquired Product, for all countries for which BioChem has exercised the Product Option, at any time after the end of the twelfth calendar quarter following the date on which the Acquired Product was first commercially sold in either the United States or two other Major Market Countries. At the time BioChem exercises the global buy-out option for any Acquired Product, the Product Option for such product will expire for all countries for which it had not been previously exercised.

     If BioChem exercises the Product Option for any CliniChem Product, BioChem will continue to own and have the right to use any clinical supplies, materials and other tangible assets purchased, manufactured or developed for use exclusively in the development of such CliniChem Product under approved work plans and cost estimates (the "Development Assets"), without any additional payment to or reimbursement of CliniChem. To the extent BioChem does not exercise the Product Option for any CliniChem Product prior to its expiration, or to the extent BioChem notifies CliniChem that it will not exercise its Product Option for any CliniChem Product, BioChem must make Development Assets exclusively relating to such CliniChem Product available to CliniChem at no charge to the extent such assets are being used by CliniChem and will not be used under the Research and Development Agreement.

     During the Payment Period for an Acquired Product, BioChem will provide quarterly reports to CliniChem detailing payments due for such period with respect to the Acquired Product.

     To the extent BioChem does not exercise the Product Option with respect to any CliniChem Product, CliniChem will retain exclusive rights (subject to pre-existing third-party rights and subject to receipt of certain third-party consents) to develop and commercialise such CliniChem Product.

     If BioChem does not exercise its Product Option for a CliniChem Product (and does not exercise the Purchase Option), CliniChem may need to find other means to commercialise that CliniChem Product not involving BioChem, and there can be no assurance that CliniChem will be able to do so.

     Purchase Option

     BioChem, as the holder of all the majority of the outstanding Class B Shares, has the right, provided for in CliniChem's Articles, to acquire all, but not less than all, of the issued and outstanding CliniChem Common Shares (the "Purchase Option"). The Purchase Option will be exercisable by written notice given at any time from and after the Distribution date and ending on the earlier of (i) March 31, 2003 or (ii) the 90th day after the date CliniChem provides BioChem (as the holder of the majority of the outstanding Class B Shares) with quarterly financial statements of CliniChem showing cash or cash equivalents of less than $5.0 million, although BioChem may, at its election, extend such period by providing additional funding, including through loans, for the continued conduct of any or all of the CliniChem Programs (but in no event beyond March 31, 2003).

     If the Purchase Option is exercised, the amount payable upon such exercise (the "Purchase Option Exercise Price") will be the greatest of:

          (a) (i) 25 times the aggregate of (a) all world-wide payments made by and all world-wide payments due to be made by BioChem to CliniChem with respect to all Acquired Products for the four calendar quarters immediately preceding the quarter in which the Purchase Option is exercised (the "Base Period") and (b) all payments that would have been made and all payments due to be made by BioChem to CliniChem during the Base Period if BioChem had not previously exercised its Payment Buy-Out Option with respect to any product; less (ii) any amounts previously paid to exercise any payment buy-out option for any CliniChem Product;

          (b) the fair market value of 420,000 BioChem Common Shares determined as of the date BioChem provides notice of its intention to exercise its Purchase Option;

          (c) $175 million plus any additional funds contributed to CliniChem by BioChem less the aggregate amount of all Technology Fee payments, Research and Development Costs and Services Agreement payments paid or incurred by CliniChem as of the date the Purchase Option is exercised; and

          (d)  $50 million.

     In each case, the amount payable as the Purchase Option Exercise Price will be reduced (but not to less than $1.00) to the extent, if any, that CliniChem's liabilities at the time of exercise (other than liabilities under the Research and Development Agreement, the Services Agreement and the Technology License Agreement and any debt owed to BioChem) exceed CliniChem's cash and cash equivalents and short-term and long-term investments (excluding the amount of Available Funds remaining at such time). For this purpose, liabilities will include, in addition to liabilities required to be reflected on CliniChem's financial statements under generally accepted accounting principles, certain contingent liabilities relating to guarantees and similar arrangements.

     BioChem may pay the Purchase Option Exercise Price in cash, in BioChem Common Shares, or in any combination of cash and BioChem Common Shares. For the purpose of determining either the Purchase Option Exercise Price or the fair market value of the BioChem Common Shares to be issued in payment thereof, the fair market value of BioChem Common Shares shall be deemed to be the average of the closing sales price of BioChem Common Shares on the Nasdaq National Market converted to Canadian dollars using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for the day on which each such closing sales price occurred for the 20 trading days ending with the trading day that is two trading days prior to the date of exercise of the Purchase Option.

     The closing of the acquisition of the CliniChem Common Shares pursuant to exercise of the Purchase Option will take place on a date selected by BioChem, but no later than 60 days after the exercise of the Purchase Option unless, in the judgement of BioChem, a later date is required to satisfy any applicable legal requirements or to obtain required consents. Between the time of exercise of the Purchase Option and the time of closing of the acquisition of the CliniChem Common Shares, CliniChem may not, without BioChem's consent as the holder of the majority of the outstanding Class B Shares, incur additional debt, dispose of assets, pay or declare any dividends or operate its business other than in the ordinary course.

     In the event that prior to BioChem's exercise of the Purchase Option, the number of outstanding BioChem Common Shares is increased by virtue of a stock split or a dividend payable in BioChem Common Shares or the number of such shares is decreased by virtue of a combination or reclassification of such shares, then the number of BioChem Common Shares used to compute the Purchase Option Exercise Price (if the Purchase Option Exercise Price is the fair market value of 420,000 shares of BioChem Common Shares) shall be increased or decreased, as the case may be, in proportion to such increase or decrease in the number of outstanding BioChem Common Shares.

     BioChem is not obligated to exercise the Purchase Option or the Product Option, and it will exercise either or both of such options only if, in the opinion of BioChem, it is in BioChem's best interest to do so. Even if the CliniChem Products are developed and approved, if BioChem does not exercise the Product Option for a CliniChem Product and/or does not exercise the Purchase Option, CliniChem will be required to find alternative ways to commercially market or exploit such CliniChem Products and there can be no assurance that CliniChem will be able to do so. In the event BioChem fails to exercise the Purchase Option and CliniChem determines to market the CliniChem Products itself (other than any CliniChem Product as to which BioChem has exercised the Product Option), CliniChem will require substantial additional funds. There can be no assurance that such funds will be available on attractive terms, if at all. Similarly, if CliniChem determines to license the CliniChem Products to third parties, such arrangements, if available, may be on terms less favourable to CliniChem or its shareholders than would be the exercise of the Purchase Option.

     Services Agreement

     CliniChem and BioChem have entered into a Services Agreement pursuant to which BioChem has agreed to provide CliniChem with administrative services, including accounting and legal services, and other services for an annual fee of $400,000.

     The Services Agreement expires six months after the expiration of the Purchase Option. CliniChem may terminate the Services Agreement at any time upon 60 days' written notice.

     THE CLINICHEM PROGRAMS

     Troxacitabine (formerly known as BCH-4556)

     Troxacitabine is a nucleoside analog being developed to treat various forms of cancer. Few nucleoside analogs, such as gemcitabine and Ara-C, are used in the treatment of some cancer. These nucleoside analogs inhibit tumour growth by preventing cell replication. Currently marketed nucleoside analogs have two major disadvantages that impair their anti-cancer activity and have limited their use to date. First, they are rapidly deaminated by cellular enzymes, which leads to a loss of efficacy and consequently to the resistance of the cancer to treatment. Second, existing nucleoside analogs are typically unable to completely stop cell division and therefore do not optimally treat cancer. Troxacitabine is a nucleoside analog which CliniChem believes will provide significant benefits in treating various forms of cancer due to its novel structure and mechanism of action. Discovered and synthesised by BioChem scientists, troxacitabine is structurally different from currently marketed nucleoside analogs. Troxacitabine is not vulnerable to deamination and because of its mechanism of action, being a complete DNA chain terminator, it may be able to completely stop tumour cell division. CliniChem believes that both of these characteristics could lead to improved efficacy compared to other currently marketed nucleoside analogs. CliniChem plans to administer troxacitabine initially by intravenous injection.

     Troxacitabine was selected for clinical development based on the activity it demonstrated against a variety of human tumours grown in immunocompromised mice and against human tumour cells taken directly from patients. Phase I safety and pharmacokinetic studies performed in advanced stage cancer patients with solid tumours are close to completion. A single dose regimen has been evaluated in collaboration with the National Cancer Institute of Canada. Two additional multiple doses regimens studies were conducted in the United States. A Phase I safety and pharmacokinetic study in leukemia patients is also ongoing in the United States. CliniChem has initiated a Phase II clinical trial program with troxacitabine which will target various types of cancer (e.g. renal, prostate, breast, ovarian, colorectal, non-small cell lung, pancreatic, melanoma and leukemia). CliniChem hopes the initial pilot Phase II studies will demonstrate the types of cancer in which troxacitabine shows activity. If positive results are obtained, CliniChem will then focus on certain types of cancer in the Phase II/III trial program.

     According to DataMonitor Healthcare Reports, 1997; Cancer to 2005, approximately 8 million people world-wide are diagnosed each year with cancer. The world-wide market for anti-cancer treatments in 1996 was approximately US$10.2 billion, or 4.3% of the global pharmaceutical market. In 1996, the anti-cancer market grew by approximately 12% over the previous year. Factors influencing the strong growth in the cancer market include: (a) increased incidence of cancer; (b) improved diagnosis; and (c) development of effective adjunct therapies which enable more intense, more effective and more widespread use of chemotherapy. The increased incidence of cancer is due to many factors, including: (a) world-wide population growth; (b) longer life expectancies; and
(c) increased exposure to carcinogenic environmental or dietary factors.

     dOTC (formerly known as BCH-10652)

     dOTC is a compound being developed for the treatment of HIV infection and AIDS which has been shown to stop the replication of the HIV virus in vitro. dOTC is a nucleoside analog with a novel structure which targets the HIV reverse transcriptase enzyme. By targeting the reverse transcriptase enzyme, dOTC appears to interfere with the transcription of viral RNA to viral DNA, a process necessary for HIV replication. Other nucleoside analogs, such as AZT and 3TC, also inhibit the reverse transcriptase enzyme. However, dOTC appears to be capable of inhibiting the replication of HIV viruses that have become resistant to 3TC and AZT and to some protease inhibitors. In addition, based on in vitro studies, in contrast to 3TC, resistance to dOTC appears slow to develop and when mutations do emerge, they confer only a relatively small diminished dOTC sensitivity to the virus. CliniChem believes these properties may give dOTC a role in the treatment of both HIV-infected patients in whom standard triple combination regimens are no longer effective and in patients who have never received anti-HIV therapy (first-line therapy). The current approach to HIV treatment usually relies on triple combination therapy, typically two nucleoside analogs and a protease inhibitor or a non-nucleoside reverse transcriptase inhibitor.

     Various preclinical tests performed to assess the safety of dOTC have indicated a good safety profile for this compound. Because of the long-term use of HIV infection treatments, a potent, safe and convenient compound has a significant competitive advantage. Two Phase I clinical trials in healthy adult volunteers have shown that dOTC is very well tolerated with an excellent pharmacokinetic profile. These studies have shown that single oral doses up to 1,600 milligrams were well tolerated. dOTC is well absorbed, with an absolute bioavailability of approximately 80% and has a long plasma half-life. The pharmacokinetic appears to be linear with a low inter subject variability and is not influenced by the administration of food. The elimination half-life suggests that dose intervals of 12 to 24 hours would be reasonable. Based on these results, a Phase I/II clinical trial has been initiated in HIV-1 positive antiretroviral-naive patients in the third quarter of 1998. Preliminary results from this trial indicate that dOTC administered twice daily has potent anti-HIV-1 activity. dOTC is currently being investigated as a once daily regimen.

     According to World-Wide Antiretroviral Sales, IMS Report, 1997, in 1997, the antiretroviral (anti-HIV) market was approximately US$2 billion in sales, divided between reverse transcriptase inhibitors (US$1.2 billion) and protease inhibitors (US$800 million). The vast majority of the sales were generated in North America, Western Europe and Japan. The WHO estimates that, as of the end of 1998, 33.4 million people world-wide had been infected with HIV, the virus that causes AIDS. It is generally believed that the vast majority of individuals infected with HIV will ultimately develop AIDS if they are not properly treated. Assuming that trends in many parts of the world will continue, the WHO estimates that, by the year 2000, more than 40 million people world-wide will have been infected with HIV. In 1998 alone, there were 5.8 million new infections.

     BCH-13520

     BCH-13520 is a new anti-HIV-1 nucleoside analog that is at the advanced research stage and on which, in view of the promising results, the anti-viral research team is concentrating its efforts. BCH-13520 showed good in vitro anti-HIV activity and was shown to be synergistic with 3TC and AZT. Resistance in vitro towards BCH-13520 seems to develop slowly and the compound is effective against AZT and 3TC resistant viruses. BCH-13520 has also shown good oral bioavailability in animal models. CliniChem is conducting further research work in order to better define the activity, the resistance and the safety profile of this new promising anti-HIV compound. CliniChem expects to bring BCH-13520 forward to the candidate drug stage and to proceed to its preclinical development in the second-half of 1999.

     Angiogenesis Inhibitors

     Angiogenesis is the process whereby new blood vessels are formed. Over the last few years, it has been recognised that tumour growth is dependent upon the formation of new blood vessels to supply the cancer mass with oxygen and nutrients and to remove carbon dioxide and other metabolic products. Consequently, angiogenesis is required for the growth and proliferation of tumours. The inhibition of angiogenesis, therefore, may prevent tumour growth.

     One of the required elements of the angiogenic process is the activation of the alphaVbeta3 receptors. CliniChem is pursuing the discovery and development of small molecules that block these receptors and thus should inhibit solid cancer tumour growth and progression. Such molecules are expected to be utilised in combination with standard chemotherapeutic agents to treat a wide variety of solid tumours. This project originated form a collaboration between BioChem scientists and scientists from the Beth Israel Deaconess Hospital in Boston, Massachusetts. CliniChem has optimised one class of small molecules that have demonstrated potent activity in in vitro and in in vivo angiogenesis models through alphaVbeta3 antagonism. Some of these agents are currently being evaluated for their anti-cancer in vivo activity in animal models. If results are positive, it is anticipated that the most promising compounds would be progressed to preclinical development through the second-half of 1999 with the objective of identifying drug candidates suitable for clinical development.

     There is no product currently marketed which has been approved for the treatment of cancer by inhibiting angiogenesis. However, there are a number of agents in preclinical and clinical development which are being studied alone or in conjunction with chemotherapeutic agents. Due to the nature of the angiogenic process, these agents are likely to be administered over a long period of time to prevent angiogenesis. If effective in preventing the recurrence of cancer tumours, CliniChem believes that the market for these angiogenesis inhibitors may be substantial. CliniChem also believes that such products, if successfully developed, could be used as: (a) an adjunct to chemotherapy or radiotherapy; (b) a follow-up to chemotherapy to prevent recurrence of the tumours and metastases;
(c) therapy for large, slow-growing tumours that are less responsive to cytotoxic chemotherapy; and (d) first-line therapy to bypass drug resistance.

     Vaccines

     Vaccines stimulate the immune system to induce protective immunity. Vaccines may consist of whole viruses or bacteria or of specific antigens which are sometimes formulated with an adjuvant (an agent, such as aluminium salt, added to antigens to enhance their immunogenicity). CliniChem is developing recombinant protein vaccines against numerous bacterial infections for which there are no vaccines currently available or for which existing vaccines have low or narrow efficacy. CliniChem is initially focusing its efforts on the development of candidate vaccines against bacterial diseases resulting from infections of Neisseria meningitidis (bacterial meningitis). Group B Streptococcus (neonatal infections) and Streptococcus pneumoniae (pneumonia, meningitis, otitis media (acute middle ear infections)) and also will be developing vaccines against infections of Haemophilus influenzae non-typeable (otitis media), and Chlamydia pneumoniae. On April 27, 1999, the Board of Directors of CliniChem decided to discontinue research funding of the Neisseria gonorrhoeae (gonorrhea) vaccine research program.

     CliniChem has adopted the strategy of identifying specific bacterial proteins for each pathogen that are able to elicit a broad immune response against all strains of the pathogen and which are immunogenic in young children. This approach offers potential advantages over alternative approaches.

     Many bacterial vaccines available today are polysaccharide vaccines or polysaccharide conjugate vaccines. Polysaccharide vaccines suffer from a number of disadvantages. First, polysaccharide vaccines are T-cell-independent antigens, which do not stimulate immune memory. They therefore produce only short-term immunity. Second, the existing polysaccharide vaccines generally are poorly immunogenic in young children and the elderly. Therefore, they do not produce strong or long-lasting immunity in young children and the elderly and are non-immunogenic in children under two years of age. Third, they do not elicit good secondary responses and, therefore, they cannot be used to produce a booster effect. Furthermore, there is a strong antigenic variation among the capsular polysaccharides of different bacterial strains of the same bacteria, which necessitates the combination of multiple polysaccharide antigens to ensure a broader immunity. In other words, different bacterial strains have unique capsular polysaccharides, making it impossible for a single polysaccharide vaccine to provide global protection against a broad range of strains of the particular bacterium. Consequently, numerous polysaccharide antigens must be administered to protect against multiple strains of an encapsular bacterium. The production of such multivalent vaccines is time-consuming and expensive. Finally, there are certain bacteria that have no capsular polysaccharides.

     In part to overcome certain limitations of polysaccharide-based vaccines, polysaccharide conjugate vaccines have been and are being developed. One such vaccine to protect against Haemophilus influenzae type b is currently marketed. These polysaccharide conjugate vaccines chemically couple a polysaccharide with a protein carrier. Because of the protein carrier, polysaccharide conjugate vaccines induce a T-cell dependent response, which induces a memory effect and can be used to produce a booster effect. These polysaccharide conjugate vaccines, however, have their own limitations. Because of the limited number of polysaccharide conjugate vaccines that can be combined in a single dose, current polysaccharide conjugate vaccines provide protection against only a limited number of strains of a bacterium. In addition, because of the conjugation process, polysaccharide conjugate vaccines are relatively expensive, time consuming and difficult to manufacture.

     CliniChem is developing recombinant protein vaccines that attempt to overcome the problems and limitations of both polysaccharide vaccines and polysaccharide conjugate vaccines. CliniChem's recombinant protein vaccines elicit T-cell-dependent immunity. CliniChem hopes that these vaccines will produce (a) immunogenicity in children under the age of two and (b) a better and long-lasting immunity in people of all ages. In addition, CliniChem believes that the development of a vaccine based on an antigen common and conserved among all the strains of a given bacterium should allow the design of a single protein vaccine that could provide global protection against multiple strains of a bacterium. Furthermore, such vaccines should be easier and less expensive to manufacture and could be combined more easily with other vaccines for other infectious diseases.

     CliniChem is working on the development of recombinant protein vaccines against the following bacterial infections.

     Neisseria meningitidis

     Neisseria meningitidis ("N. meningitidis") causes both endemic and epidemic disease, principally meningitis and meningococcal septicemia.

     Acute meningitis and meningococcal septicemia have a high rate of mortality. The latest outbreak in Sub-Saharan Africa, in 1996, affected over 100,000 people and claimed at least 10,000 lives. The WHO estimates that approximately 35,000 of the 310,000 cases reported world-wide each year are fatal. The development of a highly effective vaccine against meningococcal infection is a research priority identified by the WHO and by the Committee of the Children's Vaccine Initiative of the United States.

     In the United States, infection by N. meningitidis is the second most common cause of bacterial meningitis (approximately 30 to 40% of all cases), affecting approximately 4,000 people each year. The fatality rate is approximately 10% for meningococcal meningitis and 20% for meningococcal septicemia, despite therapy with antimicrobial agents such as penicillin. The incidence of endemic meningococcal meningitis is highest among children aged 6-12 months and then steadily declines with age. By 5 years of age, the incidence approximates that for adults. Serogroup B, for which no vaccine exists, accounts for about 50% of all cases of infection by N. meningitidis. While serogroup A causes only a small portion of endemic disease in the United States, it is the most common cause of epidemics in developing countries.

     The current polysaccharide vaccine has antigens associated with only four (A, C, W135 and Y) of the twelve serogroups (groups of bacterial strains that share a common capsular polysaccharide antigen) of N. meningitidis. The protein discovered by BioChem appears to hold potential for the development of a new vaccine against all strains of N. meningitidis, including serogroup B strains, which are prevalent in industrialised countries and for which no vaccine currently exists. CliniChem has found that this protein is present in all meningococcal isolates and that it is exposed at the surface of intact meningococcal bacteria, where it is accessible to antibodies. CliniChem believes that this vaccine will have all the benefits of recombinant protein vaccines described above.

     In research experiments, CliniChem used its candidate vaccine to immunise mice in order to evaluate the vaccine's ability to confer protection against lethal infection by N. meningitidis strain of serogroup B. This preclinical work showed that the purified protein was immunogenic and protective when administered with an aluminium-based adjuvant. The antibodies present in the serum fraction of the blood obtained from the immunised mice recognised CliniChem's recombinant protein as well as N. meningitidis cells. Work done in research laboratories showed that the antibodies killed N. meningitidis bacteria. This type of bactericidal activity is commonly recognised as being indicative of protection. BioChem has developed a clinical trial scale manufacturing process and CliniChem is currently conducting additional preclinical development work in the newly equipped vaccine development facilities of BioChem in Northborough near Boston, Massachusetts. CliniChem expects to begin clinical trials toward the end of 1999.

     Group B Streptococcus

     Group B Streptococcus ("GBS") is classified into seven serotypes based on their capsular polysaccharide antigenicity and two subtypes based on the antigenic characteristics of their surface proteins. GBS infections are the leading cause of life-threatening bacterial infections such as pneumonia, sepsis and meningitis during the neonatal period. In the United States, there are about 10,000 cases of invasive GBS infections per year with a mortality rate of about 10%. Many infants that survive meningitis may suffer from neurologic sequelae. In addition, GBS has emerged as an important pathogen among non-pregnant adults, especially the elderly or patients with chronic underlying disease. This situation makes it of interest to develop a GBS vaccine suitable for human use.

     In research work, CliniChem used its candidate recombinant vaccine to immunise mice in order to evaluate the protein's ability to confer protection against GBS bacteria. This preclinical research showed that the recombinant protein vaccine is immunogenic and protective in mice against all major serotypes of GBS bacteria. The protein has been sequenced by BioChem scientists. The presence of the protein has been observed so far in all serotypes evaluated. Based on these results, it is anticipated that preclinical process development will be initiated in the second half of 1999.

     Streptococcus pneumoniae

     Streptococcus pneumoniae ("S. pneumoniae") infections are among the leading causes world-wide of illness and death in young children, persons with underlying debilitating medical conditions and the elderly. S. pneumoniae infection is a cause of meningitis, pneumonia and otitis media (middle ear infection). S. pneumoniae has 84 known different serotypes. A polysaccharide vaccine against the 23 most common serotypes has been available since the early 1980s. It is no more than 60% effective in preventing S. pneumoniae-caused meningitis and pneumonia in adults but is poorly effective in infants and is not currently used to prevent otitis media. Polysaccharide conjugate vaccines (7-9 polysaccharide types) are being developed by third parties and are in Phase II/III clinical studies. These potential vaccines cover 60 to 80% of serotypes. BioChem has discovered two promising candidate protein vaccines. Further work has suggested the protection potential of the proteins. Further research work is still ongoing with the objective of progressing the project to the development stage toward the beginning of 2000.

     Each year, S. pneumoniae accounts for three to six thousand cases of meningitis, 500,000 cases of pneumonia and seven to ten million cases of acute otitis media in the United States alone. Case fatality rates vary by age and the underlying illness of the patient. According to the CDC, the case fatality rates for some immunocompromised and other high-risk patients have been reported to be higher than 55% for meningitis and 40% for pneumonia, despite appropriate antibiotic therapy. In children, S. pneumoniae causes approximately 35 to 40% of otitis media.

     CliniChem believes that S. pneumoniae-caused diseases will become more difficult to effectively manage as strains resistant to antibiotic therapies become more prevalent. In the past, S. pneumoniae was almost uniformly susceptible to penicillin, allowing most physicians to treat persons with severe infections with penicillin alone without testing for antibiotic resistance. However, since the late 1980s, resistance to penicillin and other antibiotic agents has spread rapidly. Investigations by CDC of S. pneumoniae-caused diseases have revealed that, in some areas of the United States, as many as 30% of disease-causing S. pneumoniae strains are not susceptible to penicillin. A smaller percentage of disease-causing S. pneumoniae strains is also resistant to multiple antibiotic therapies.

     Haemophilus influenzae non-typeable

     Haemophilus influenzae ("H. influenzae") is a bacterium that is considered a major human pathogen. There are two types of H. influenzae: the encapsulated form that has six antigenetically distinct capsular types (types a to f) and the unencapsulated form (non-typeable) that may cause diseases of less virulence than the encapsulated form. The unencapsulated form is recognised as responsible for acute respiratory infections, chronic bronchitis, otitis media (25 to 30% of all cases), bacteremia and meningitis (5% of all cases). H. influenzae non-typeable is among the five most common causes of community-acquired pneumonia (between 5 to 15% of the 500,000 hospital admissions annually in the United States). Annually, there are typically approximately 4,000 cases of invasive disease in adults including bacteremic pneumonia (70%), obstetric infections, epiglotitis, meningitis and tracheobronchitis due to H. influenzae non-typeable. A polysaccharide conjugate vaccine effective against H. influenzae type b exists, but there is no vaccine currently available against non-typeable
H. influenzae.

     BioChem has discovered a new surface outer membrane protein which is an antigenically cross-reactive protein found in all serotypes of H. influenzae as well as non-typeable H. influenzae. This protein is molecularly conserved and is distinct from other known bacterial proteins. The recombinant protein is highly immunogenic. Preclinical data suggest that this protein is a potentially valuable component for a sub-unit vaccine against non-typeable H. influenzae disease.

     Neisseria gonorrhoeae

     The research program for a recombinant vaccine against infection by Neisseria gonorrhoeae, which was part of the initial CliniChem Programs, has been discontinued following a decision of the Board of Directors of CliniChem at its April 27, 1999 meeting.

     Chlamydia pneumoniae

     According to 1994 estimates of the American Heart Association, approximately 58 million Americans have one or more forms of cardiovascular disease, among whom approximately 13.7 million have coronary heart disease and approximately 3.9 million have strokes. Cardiovascular diseases claimed almost one million lives in 1994. Coronary heart disease is most commonly caused by atherosclerotic narrowing of the coronary arteries. It is likely to produce angina pectoris, heart attack or both.

     Chlamydia pneumoniae ("C. pneumoniae") infections may play a role in the development of atherosclerosis. The organism is often present in upper and lower respiratory tract infections and has been thought recently to contribute to the process of atherosclerosis. However, substantially more research will be needed in order to confirm this hypothesis. A vaccine against C. pneumoniae would offer a viable alternative or supplement to current management of heart diseases.

     CliniChem's research program on Chlamydia pneumoniae is at an early stage.

     Second Look

     Second Look is a computer-based breast cancer detection system developed under a license and development agreement with Qualia Computing, Inc. ("Qualia"), a privately held U.S. medical computer science company. Second Look is a system which, in its first application, was designed by Qualia engineers to assist radiologists in the earlier diagnosis of breast cancer by enhancing their ability to interpret mammograms. Early stage detection has been shown to dramatically improve survival rates and reduce cost of treatment. The Second Look system digitises the x-rays and then applies advanced image processing and neural network software in a manner that directs radiologists to anomalies such as microcalcifications and atypical masses, early indicators of disease that might otherwise go undetected on visual inspection alone. This product is expected to enter into clinical trials in mid-1999. There are other potential detection applications of this technology platform. The next stage in the development of this product is to have a software product to perform the same functions within a digital radiology system.

     PATENTS

     BioChem has been granted certain patents world-wide and has pending patent applications world-wide relating to the CliniChem Programs. It is expected that BioChem will attempt to secure patent coverage to protect each of the CliniChem Products. Any such patents will be owned by BioChem, included among the Developed Technology and licensed to CliniChem pursuant to the Technology License Agreement. BioChem believes that these current patents, and patents relating to the CliniChem Programs that may be obtained in the future, are important to its future operations and to CliniChem.

     BioChem currently holds a United States patent covering troxacitabine and related compounds, as well as issued patents and pending applications in numerous countries covering troxacitabine and methods of using the same. BioChem also holds a United States patent claiming processes for preparing troxacitabine and related compounds, and numerous issued patents and pending applications world-wide claiming processes of preparing troxacitabine and related compounds.

     BioChem holds an issued patent in the United States claiming dOTC and related compounds, as well as issued patents and pending applications in numerous countries claiming dOTC, processes of preparation and methods of using the same to treat viral infections, including HIV.

     BioChem has patent applications pending covering BCH-13520.

     BioChem has numerous patent applications pending world-wide covering proteins of N. meningitidis and vaccines containing such proteins. BioChem also has numerous patent applications covering proteins of S. pneumoniae and GBS and their use in vaccines.

     Patent protection generally has been important in the pharmaceutical industry, and the commercial success of the CliniChem Products may depend, in part, upon BioChem's ability to obtain and enforce patent protection. Although BioChem's existing patents, pending patents and any patents obtained in the future may be of importance to CliniChem, there can be no assurance that any additional patents will be issued or that any patents now or hereafter issued will be of commercial benefit.

     The grant of a patent is not conclusive as to such validity or enforceability of the claims therein. The validity and enforceability of a patent after its issuance by the United States Patent and Trademark Office can be challenged in litigation and re-examination proceedings, and the validity of a patent granted by the European Patent Office can be challenged through opposition proceedings. If the outcome of such litigation or proceeding is adverse to the owner of the patent, third parties may then be able to use the invention pertaining to the patent, in some cases without payment. There can be no assurance that patents covering the CliniChem Products, if and when issued, will not be infringed or successfully avoided through design innovation.

     As of the date of this Annual Report, to the knowledge of CliniChem, there is no significant proceeding against BioChem in relation to the CliniChem Programs.

     Emory University filed an opposition to BioChem's granted patent in Europe covering troxacitabine and related nucleoside analog. The Opposition Division of the European Patent Office dismissed Emory's opposition and maintained BioChem's patent. It is always possible that Emory will appeal the decision and there can be no assurance that BioChem's patent will be upheld on appeal.

     In addition, CliniChem may use unpatented technology. There can be no assurance that others will not develop similar technology. Under the terms of certain of the license and collaboration agreements to which BioChem is a party and which relate to the CliniChem Programs, BioChem is obliged to exercise diligence and make certain royalty and milestone payments as well as incur costs related to filing and prosecuting the underlying patents. Certain agreements may be terminated by either party upon notice if the other party defaults in its obligations. Should BioChem default under any of its agreements, BioChem and therefore CliniChem may lose its right to market and sell CliniChem Products based upon such licensed technology. In addition, there can be no assurance that BioChem's licensors will meet their obligations to BioChem pursuant to such licenses. In such event, CliniChem's results of operations and business prospects would be materially and adversely affected.

     CliniChem is aware of certain issued patents and patent applications of others, and there may be other patents and patent applications, containing subject matter which BioChem or CliniChem or their licensees or collaborators may require in order to research, develop or commercialise certain of the CliniChem Products. There can be no assurance that CliniChem or its collaborators will be able to obtain a license to any third-party technology or patents that they may require to conduct the CliniChem Programs or that such technology or patents can be licensed at a reasonable cost. Failure by BioChem, CliniChem or their collaborators to obtain a license to any technology or patents that they may need to commercialise the BioChem Technology or the CliniChem Products may result in delays in marketing the CliniChem Products or the inability to proceed with the development, manufacture or sale of the CliniChem Products requiring such licenses and may have a material adverse effect on CliniChem.

     CliniChem substantially depends on BioChem Technology licensed to CliniChem pursuant to the Technology License Agreement. Some of the BioChem Technology is licensed to BioChem by third parties. BioChem does not expect the termination of such third party licenses to interfere with the CliniChem Programs.

     FACILITIES AND PERSONNEL

     CliniChem does not expect to hire any employees or to acquire any real property or tangible assets prior to completion of the development stage of the CliniChem Products. However, pursuant to the Research and Development Agreement, BioChem has been engaged by CliniChem to conduct the CliniChem Programs under work plans and cost estimates recommended by BioChem and accepted by CliniChem. Decisions as to whether and/or when to hire employees, purchase property or assets, perform administrative functions, engage BioChem to perform administrative services under the Services Agreement, engage others to do so or engage third parties other than or in addition to BioChem to perform research and development activities will be made by CliniChem. BioChem believes that its facilities are sufficient for the current development of the CliniChem Programs but expects that additional facilities and personnel will be required for the long-term development of such programs. The timing and extent of such additional facilities will turn, in large part, on the success of CliniChem in pursuing the CliniChem Programs.

     At the present time, CliniChem does not have, nor, through the development stage of the CliniChem Products, does it expect to develop, any manufacturing or marketing capability. If CliniChem decides to manufacture or market one or more CliniChem Products itself, CliniChem will need substantial additional funds. There is no assurance that additional funds will be available, or will be available on attractive terms, and BioChem has no obligation to supply any additional funds to CliniChem. In addition, prior to the exercise or expiration of the Purchase Option, CliniChem may not use the Available Funds for this purpose without BioChem's consent.

     If either BioChem or CliniChem seeks a third party to manufacture or market a CliniChem Product, there can be no assurance that satisfactory arrangements can be successfully negotiated or that any such arrangements will be on commercial terms acceptable to BioChem or CliniChem. In addition, even if CliniChem decides to license any CliniChem Product to a third party, agreements with that third party, if available, may be on terms less favourable to CliniChem than the terms of the agreements between BioChem and CliniChem. Even if acceptable manufacturing and marketing resources are available, there can be no assurance that any CliniChem Products will be accepted in the marketplace.

     GOVERNMENT REGULATION

     Regulation by governmental authorities in Canada, the United States and other countries will be a significant factor in the production and marketing of the CliniChem Products and in the conduct of the CliniChem Programs.

     The laws of most countries require the licensing of manufacturing facilities, carefully controlled research and extensive testing of products. Biopharmaceutical companies must establish production complying with Good Manufacturing Practices ("GMP"), the safety, efficacy and quality of their new products and control over marketing activities before being allowed to market their products. The safety and efficacy of a new drug must be shown through clinical trials of the drug carried out in accordance with the mandatory procedures and standards established by regulatory agencies.

     In Canada, the manufacture and sale of new drugs are controlled by the Therapeutic Product Program of the HPB. New drugs must pass through a number of testing stages including preclinical testing and clinical trials. Preclinical testing involves testing pharmacology and toxicology in vitro and in animals. Successful results (i.e., potentially valuable pharmacological activity combined with an acceptable level of toxicity) can support an investigational new drug ("IND"). This enables the manufacturer of the new drug to begin clinical trials.

     An IND submission must be filed with the Health Protection Branch (the "HPB") in Canada. The IND submission must contain specified information, including the results of the preclinical tests completed prior to the IND submission, together with any available information regarding the use of the drug in humans. In addition, since the method of manufacture may affect the efficacy and safety of a drug, information on manufacturing methods and standards and the stability of the drug substance and dosage forms must be presented so that the HPB can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.

     Once the HPB accepts the IND submission, the clinical trials presented in the IND application can begin. Clinical trials are generally carried out in three phases. Phase I involves pharmacological studies to evaluate safety and toxicity in humans. The new drug is administered to patients or healthy volunteers to determine rates of uptake and distribution, tolerance and prevalence of adverse side effects. Phases II and III involve therapeutic studies on the new drug. In Phase II, the drug's efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the drug is intended to treat. In Phase III, there are controlled clinical trials in which the drug is administered to a large number of patients who are likely to receive benefit from the drug. In Phase III, the effectiveness of the new drug is also compared to a control treatment, either placebo or standard therapy, in the anticipation that statistically significant clinical efficacy can be demonstrated.

     If the clinical studies prove that the new drug has therapeutic value, the manufacturer submits a new drug submission ("NDS") to the HPB for marketing approval. The NDS contains all information known about the drug including the results of preclinical testing and clinical trials. Information contained in the NDS about the candidate drug includes its proper name, its chemical name, details on method of manufacturing and purification and its biological, pharmaceutical and toxicological properties. The NDS also provides information about the dosage form of the drug, including the quantitative listing of all ingredients used in the formulation, its methods of manufacture, packaging and labelling, the results of stability tests, and its diagnostic or therapeutic claims and side effects as well as details of the clinical studies to support the safety and efficacy of the drug. All aspects of the NDS are reviewed by the HPB. If the NDS is found to be satisfactory, a notice of compliance is issued permitting the manufacturer to sell the drug product for a specific indication.

     As a condition of issuing a notice of compliance, the HPB may also require the sponsor to conduct confirmatory studies. These confirmatory studies are usually required when the HPB is interested in additional evidence of the efficacy of the drug. All adverse reactions must be summarised and available to the HPB on a periodic basis while the drug is being marketed.

     The regulatory controls on a new drug do not cease once it is in the market place. Among other things, a manufacturer of a new drug must report any new information received concerning serious side effects, including the failure of the new drug to produce its desired effects. As well, changes in the manufacturing process and facilities must be reported. If the HPB determines it to be in the interest of the public health, a notice of compliance for a new drug may be suspended and the drug can be removed from the market.

     The regulations under the Food and Drugs Act (Canada) permit the sale to physicians of drugs which have not received regulatory approval for emergency treatment of seriously ill patients. This permission is given for drugs used in the treatment of serious, life threatening conditions prior to the HPB's approval of the drug. In addition, if a product under clinical investigation is requested by a physician and specific patient requirements are met, Canadian food and drug regulations permit emergency drug release.

     In addition, regulatory control exists in Canada for the pricing of patented medicines. All patented medicines sold in Canada are subject to pricing review by the Patented Medicines Prices Review Board.

     The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets, including the United States and Europe.

     In the United States, the manufacture and sale of new drugs are controlled by the FDA. Prior to commercial sale, new drugs require FDA approval of a marketing application (i.e., a new drug application, biologics license application or product license application). Obtaining marketing approval requires data from adequate and well-controlled clinical investigations demonstrating to the FDA's satisfaction a new drug's safety and effectiveness for its intended use. Such data are generated in studies conducted pursuant to an IND submission, similar to that required in Canada. As in Canada, clinical studies are characterised as Phase I, Phase II and Phase III trials or a combination thereof. In a marketing application, the manufacturer must also demonstrate the identity, potency, quality and purity of the active ingredients of the new drug involved, and the stability of those ingredients and the drug product(s). Furthermore, the manufacturing facilities, equipment, processes and quality controls for the new drug and the drug product(s) must comply with GMP regulations for drugs or biologic products both in a prelicensing inspection and in subsequent periodic inspections after licensure. For some biologic products an establishment license must also be obtained for the facilities engaged in the manufacture and batch release of the products.

     As in Canada, the regulatory controls on a new drug do not cease once it is in the marketplace. Any new information on serious side effects, failure to produce the desired effects, changes in the manufacturing process and facilities, among other things, are to be reported. An approval of a marketing application may be suspended and the new drug can be removed from the market.

     A five-year period of market exclusivity for a drug comprising a new chemical entity ("NCE") is available to an applicant that succeeds in obtaining FDA approval of an NCE, provided that the active ingredient of the NCE has never before been approved in a new drug application. During this exclusivity period, the FDA may not accept for review any abbreviated application filed by another sponsor for a generic version of the NCE. Further, a three-year period of market exclusivity for a new use or indication for a previously approved drug is available to an applicant that submits new clinical studies that are essential to support the new use or indication. During the latter period of exclusivity, the FDA may not approve an abbreviated application filed by another sponsor for a generic version of the product for that use or indication.

     The FDA has "fast track" regulations intended to accelerate the development, evaluation and approval process for the marketing of new drugs used to diagnose or treat life-threatening and severely debilitating illnesses for which no satisfactory alternative therapies exist. "Fast track" designation affords early interaction with the FDA in terms of protocol design and permits, although it does not require the FDA to issue marketing approval after completion of early stage clinical trials (although the FDA may require subsequent clinical trials or even post-approval efficacy studies).

     There are three procedures for obtaining a marketing authorisation in Europe. First, an applicant may apply for a marketing authorisation in each individual country. Such applications may need specific documentation tailored to each country's language and requirements.

     Alternatively, an applicant who has obtained approval in one country can expedite subsequent approvals through use of a mutual recognition procedure. Under this mutual recognition procedure, the member states to which a marketing authorisation application has been made are required to grant authorisation to market the product or otherwise formulate reasoned objections. In determining whether to raise any objections, the member states typically review the documentation presented to the country that granted the original marketing authorisation and generally take into account the fact that such authorisation was granted by the original country. Where an objection is raised, the matter is referred to the Committee for Proprietary Medicinal Products (the "CPMP") of the European Medicines Evaluation Agency which then considers the objection and issues a non-binding opinion. Each member state must determine whether it will adopt the CPMP's opinion. This procedure is typically used in respect of general drugs produced by a manufacturing process similar to that of a previously-approved branded drug.

     The third possible procedure consists of a centralised process in which applicants apply directly to the CPMP, which then issues an opinion binding on all member states. This centralised procedure is mandatory in respect of biotechnology products and is available in respect of other NCEs or new formulations of existing approved products that offer a significant improvement in efficacy or safety over the existing product.

     The process of completing clinical trials and obtaining regulatory approval for a new drug will, in general, take a number of years and require the expenditure of substantial resources. Even after initial approval has been obtained, further studies, including post-marketing studies or confirmatory studies, may be required to provide additional data on safety necessary to gain approval for the use of the new drug as a treatment for clinical indications other than those for which the new drug was initially tested. Also, regulatory agencies may require post-marketing surveillance programs to monitor a new drug's side effects. Results of post-marketing programs may limit or expand the further marketing of new drugs. A serious safety or effectiveness problem involving an approved new drug may result in a regulatory agency requiring withdrawal of the new drug from the market and possible civil action.

     A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after achieving promising results in earlier trials. In addition, government regulations specify standards for manufacturing and marketing pharmaceutical products.

     The Center for Biologics Evaluation and Research (the "CBER") in the United States, the Bureau of Biologics and Radiopharmaceuticals (the "BBR") in Canada, and similar agencies or administrative centers in other countries regulate the manufacturing, marketing and use of vaccines. Product License Applications and Establishment License Applications or equivalent documentation are required to be submitted to the governmental authorities for review prior to obtaining marketing approval. Government regulations specify standards for manufacturing and marketing vaccines and biological products. These regulations set standards for proof of safety and effectiveness, establish GMP, require inspection of vaccine manufacturing facilities and require reporting of adverse events to regulatory authorities. These government authorities also conduct pre-release testing of vaccines and authorise the sale of each lot of vaccines.

     Sales of therapeutic and vaccine products outside Canada and the United States are subject to regulatory requirements that vary from country to country. Whether or not FDA, HPB or BBR approval has been obtained, final approval of a product by comparable regulatory authorities of other countries must be obtained prior to the commencement of marketing the product in those countries. The time required to obtain any such approval may be longer or shorter than that required for FDA, HPB or BBR approval.

     The FDA, HPB and similar regulatory agencies in other countries also regulate the manufacturing, marketing and use of medical devices such as Second Look. In the United States and Canada, diagnostic products such as Second Look are also considered medical devices and therefore are subject to these regulations. Generally, these regulations set standards for medical devices, require proof of safety and effectiveness, establish GMP and require inspections of device manufacturing facilities, and require reporting of device defects to regulatory authorities.

     In addition to the regulatory product approval framework, biotechnology companies are subject to regulation under provincial, state and federal law, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other existing and future local, provincial, state, federal and foreign regulation, including possible future regulation of the biotechnology industry.

     Any failure by BioChem and CliniChem or their collaborators or licensees to obtain, or any delay in obtaining, regulatory approvals could adversely affect the marketing of any CliniChem Products and CliniChem's ability to receive product or royalty revenue. There can be no assurance that any of CliniChem's planned products will be approved by the FDA, HPB, BBR or any other governmental agency on a timely basis, if at all.

     THIRD-PARTY CONSENTS AND RIGHTS

     Certain of the CliniChem Products are subject to existing third-party rights, or would require the consent of a third party in order for BioChem to sublicense certain rights to CliniChem. Under the Technology License Agreement, BioChem is obliged, in certain circumstances, to use commercially reasonable efforts to obtain such consents. There can be no assurance that such consent or license would be available, or if available, that it would be available on commercial terms acceptable to CliniChem.

ITEM 2.  DESCRIPTION OF PROPERTIES

     CliniChem's registered and principal executive office is located at 275 Armand-Frappier Boulevard, Laval, Quebec, Canada H7V 4A7. CliniChem does not own any facilities.

ITEM 3.  LEGAL PROCEEDINGS

     There are no material pending legal proceedings to which CliniChem is a party or to which any of its property is subject.

ITEM 4.  CONTROL OF REGISTRANT

     As far as known to CliniChem, it is not directly or indirectly owned or controlled by another corporation or by any government.

     The following table sets forth the identity of any person, known to CliniChem to be the direct or indirect beneficial owner of more than ten percent of any class of CliniChem's voting securities and the total amount of any class of CliniChem's voting securities owned by the officers and directors of CliniChem as a group.

                                             CLINICHEM
                                           COMMON SHARES           CLASS B SHARES       PERCENTAGE OF
                                       ---------------------    --------------------    -------------
                                       NUMBER     PERCENTAGE    NUMBER    PERCENTAGE       VOTING
      NAME OF BENEFICIAL OWNER          OWNED      OF CLASS     OWNED      OF CLASS      SECURITIES
      ------------------------         -------    ----------    ------    ----------    -------------
Glaxo Wellcome Inc. .................  396,274      14.61%       --         --              14.60%
BioChem Pharma Inc. .................    --         --          1,000        100%            0.04%
All directors and officers of
CliniChem as a group (5 persons).....  151,165       5.57%       --         --               5.57%

     There are presently issued and outstanding 1,000 Class B Shares in the share capital of CliniChem, all of which are owned by BioChem. BioChem, as holder of the Class B Shares, has upon certain conditions, an option to purchase all, but not less than all, of the CliniChem Common Shares issued and outstanding. The Class B Shares confer other rights on BioChem as the holder thereof. See "Description of Business--Arrangements with BioChem--Purchase Option".

ITEM 5.  NATURE OF TRADING MARKET

     The CliniChem Common Shares have been authorised for quotation in the United States on the Nasdaq National Market since June 18, 1998, and are traded under the symbol "CCHE". The CliniChem Common Shares are traded in Canada on the Montreal Exchange and on The Toronto Stock Exchange under the symbol "BCC.A". The following table sets forth, for the periods indicated, the range of high and low closing sales prices of the CliniChem Common Shares on the Montreal Exchange (CliniChem's principal non-United States exchange), The Toronto Stock Exchange and on the Nasdaq National Market.

                                      THE MONTREAL      THE TORONTO STOCK
                                        EXCHANGE            EXCHANGE         NASDAQ NATIONAL MARKET
                                     ---------------    -----------------    ----------------------
                                      HIGH      LOW      HIGH       LOW        HIGH          LOW
                                     ------    -----    -------    ------    ---------    ---------
1998
  Second Quarter(1)..............    $12.50    $8.25    $12.25     $8.20      US$8.38      US$5.63
  Third Quarter..................    $ 8.60    $6.10    $ 8.60     $6.00      US$6.00      US$3.63
  Fourth Quarter.................    $ 8.35    $6.60    $ 8.35     $6.50      US$5.50      US$4.13
1999
  First Quarter..................    $11.00    $7.05    $11.00     $7.00      US$6.91      US$4.50

------------

(1)  Trading began on June 18, 1998.

     The following table indicates, as of April 30, 1999, the approximate total number of holders of record of CliniChem Common Shares, the total number of CliniChem Common Shares outstanding, the number of holders of record of CliniChem Common Shares with United States addresses, the portion of the outstanding CliniChem Common Shares held in the United States, and the percentage of CliniChem Common Shares held in the United States.

     TOTAL NUMBER          TOTAL NUMBER OF                               PORTION OF CLINICHEM        PERCENTAGE OF
      OF HOLDERS           CLINICHEM COMMON         NUMBER OF U.S.          COMMON SHARES          CLINICHEM COMMON
     OF RECORD(1)         SHARES OUTSTANDING     HOLDERS OF RECORD(2)    HELD IN THE U.S.(2)    SHARES HELD IN THE U.S.
     ------------         ------------------     --------------------    --------------------   -----------------------
         201                  2,713,260                   77                  1,645,942                 60.66%

------------

(1) A substantial number of the CliniChem Common Shares are held by depositories, brokerage firms and financial institutions in "street name". Based upon the number of annual reports and proxy statements requested by such nominees, management of the Company estimates that the total number of beneficial holders of CliniChem Common Shares is approximately 9,146 holders of which approximately 5,000 could be United States residents.

(2) The computation of the portion of CliniChem Common Shares held in the Unites States is based upon the number of holders of record with United States addresses. United States residents may beneficially own CliniChem Common Shares owned of record by non-United States residents.

     The Company has not paid any dividends since its inception. CliniChem currently does not intend to pay any dividends in the foreseeable future but intends to retain any future earnings to finance the development of its products. The Company's dividend policy will be reviewed periodically depending on the Company's financial position and on other factors.

     The market prices for the securities of biopharmaceutical and biotechnology companies, including CliniChem, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, clinical trial results, governmental regulation, developments in patent or other proprietary rights, public concern as to safety of products developed by the Company or others and general market conditions can have an adverse effect on the market price of the CliniChem Common Shares. In particular, the realisation of any of the risks described herein could have a material adverse impact on such market price.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING HOLDERS OF CLASS A COMMON SHARES

     There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payment to a non-resident holder of CliniChem Common Shares, other than withholding tax requirements. See "Item 7. Taxation".

     There is no limitation imposed by Canadian law or by the Articles or other charter documents of the Company on the right of a non-resident to hold or vote CliniChem Common Shares, other than as provided by the Investment Canada Act (Canada) (the "Investment Act") as amended by an Act to implement the Agreement establishing the World Trade Organization (Canada) (the "WTO Implementation Act"). The following summarises the principal features of the Investment Act for non-residents who propose to acquire CliniChem Common Shares.

     Under the Investment Act, an investment by an individual, a government or an agency thereof or an entity that is not a "Canadian" (as defined in the Investment Act) a ("non-Canadian") may be subject to certain notification requirements or review by the minister responsible for the administration of the Investment Act (the "Minister"). Except as set forth below, an investment in CliniChem Common Shares by a non-Canadian would be reviewable under the Investment Act if (i) such investment constitutes an acquisition of direct control of the Company where the value of the assets of the Company is at least five million dollars, or an acquisition of indirect control of the Company where the value of the assets of the Company is at least fifty million dollars, or
(ii) the Federal cabinet is of the opinion that an investment that constitutes an acquisition of control is related to Canada's cultural heritage or national identity. All investment subject to review require that the Minister be satisfied that the investment is likely to be of net benefit to Canada.

     Pursuant to the WTO Implementation Act, an investment made by a WTO Investor (as defined in the Investment Act) (a "WTO Investor") in CliniChem Common Shares would be reviewable under the Investment Act if such investment constitutes an acquisition of direct control of CliniChem and the value of the assets of CliniChem is at least $184 million. An indirect acquisition of control by a WTO Investor is no longer subject to review.

     The Investment Act states that a non-Canadian shall acquire control or shall be deemed to acquire control if he or she acquires a majority of CliniChem Common Shares. An acquisition of less than a majority but more than one-third of the CliniChem Common Shares will be presumed to be an acquisition of control unless it can be established that, upon the acquisition, the Company is not in fact controlled by the acquiror through the ownership of CliniChem Common Shares.

     The notification requirements which would be applicable in the event of a proposed acquisition of control not otherwise subject to review require the potential investor to supply certain information concerning the proposed investment prior to the consummation thereof. However, the Federal cabinet retains the right to require the review of any such proposed investment that is related to cultural heritage and national identity if, within a specified period, the Federal cabinet considers it in the pubic interest on the recommendation of the Minister to issue an order for the review of the investment.

     In certain limited circumstances transactions are exempt from both the review and notification requirements of the Investment Act, including the acquisition of CliniChem Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities.

ITEM 7.  TAXATION

     A holder of CliniChem Common Shares who resides in the United States will not be subject to tax under the Income Tax Act (Canada) on capital gains realised on the disposition of such CliniChem Common Shares unless they are deemed to be "taxable Canadian property". Such CliniChem Common Shares will be deemed to be taxable Canadian property if they are used by the non-resident holder in carrying on a business in Canada or if, at any time during the five year period immediately preceding the disposition, 25% or more of CliniChem's outstanding securities of any class were owned by such holder, or any group consisting of such holder and person with whom such holder did not deal at arms' length. If the CliniChem Common Shares are deemed to be "taxable Canadian property" to shareholders residing in the United States, with any resulting capital gain realised on the disposition of such shares subject to tax in Canada, the gain will be exempt from tax in Canada under the tax treaty between Canada and the United States, provided that the shares do not form part of the business property of a permanent establishment or fixed base through which the United States shareholder carries on business or performs independent personal services in Canada.

     Dividends paid on the CliniChem Common Shares held by a shareholder residing in the United States will be subject to Canadian withholding tax. Under the tax treaty between Canada and the United States, a withholding rate of 5% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada, and who are beneficial owners of at least 10% of the voting stock of CliniChem. Under the same treaty, a withholding rate of 15% is applicable to corporations resident in the United States, who do not have a permanent establishment in Canada, and with a beneficial ownership of less than 10% in the voting stock of CliniChem, and to individuals.

ITEM 8.  SELECTED FINANCIAL DATA

     The following selected consolidated financial data of CliniChem are qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto and other financial data included elsewhere herein.

                                                               205-DAY PERIOD ENDED
STATEMENT OF LOSS AND DEFICIT DATA                              DECEMBER 31, 1998
----------------------------------                            ----------------------
                                                              (in thousands, except
                                                              per share information)
Revenue
  Interest income...........................................           $ 4,061
Expenses
  Research and development..................................            19,051
  Technology fee............................................             2,358
  General and administrative................................               729
  Scientific research and experimental development tax
    credits.................................................              (759)
                                                                    ----------
                                                                        21,379
                                                                    ----------
Loss before income taxes....................................            17,318
Income taxes................................................                66
                                                                    ----------
Net loss and deficit........................................           $17,384
                                                                    ==========
Loss per CliniChem Common Share and Class B Share...........           $  6.41
                                                                    ==========
Weighted average number of CliniChem Common Shares and Class
  B Shares outstanding......................................         2,714,260
                                                                    ==========

                                                                    AS AT
BALANCE SHEET DATA                                            DECEMBER 31, 1998
------------------                                            -----------------
                                                               (in thousands)
Cash, cash equivalents and temporary investments............      $134,401
Total assets................................................       136,275
Total liabilities...........................................        10,158
Total shareholders' equity..................................       126,117

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     CliniChem is a corporation conducting research and development of potential products primarily for the treatment of cancer and HIV infection, including AIDS, and vaccine products for the prevention of certain bacterial infectious diseases. The Company was incorporated in January 1998 under the Canada Business Corporations Act and began active operations on June 10, 1998. All amounts are shown in Canadian dollars.

     DESCRIPTION OF THE TRANSACTION AND AGREEMENTS

     On June 8, 1998, BioChem contributed $150 million in cash to CliniChem of which $6.5 million were used to cover the Distribution costs, resulting in a net amount of $143.5 million to CliniChem. The then issued and outstanding common shares of CliniChem held by BioChem were exchanged for CliniChem Common Shares and Class B Shares. On June 26, 1998, BioChem distributed to its common shareholders one CliniChem Common Share for each 40 BioChem Common Shares held as of June 22, 1998. As a result, a total of 2,713,260 CliniChem Common Shares were distributed and 1,000 Class B Shares were retained by BioChem.

     CliniChem and BioChem have entered into a Technology License Agreement pursuant to which BioChem has granted to CliniChem an exclusive perpetual license, to use some specific BioChem technology solely to conduct the CliniChem Programs and related activities and to manufacture and to commercialize CliniChem Products world-wide. In consideration for the license to use the existing BioChem Technology relating to the CliniChem Programs, CliniChem pays a Technology Fee to BioChem at a rate of $352,000 per month over a period of 48 months. The Technology Fee will no longer be payable at such time as the number of CliniChem Products being developed by CliniChem plus the number of CliniChem Products having been acquired by BioChem pursuant to the exercise of the Product Option is less than two.

     CliniChem's Board of Directors is responsible to determine which products will be developed under the CliniChem Programs and for approving work plans and other costs estimates. In order to conduct its business, CliniChem has contracted with BioChem to perform research, development or other activities. Under the Research and Development Agreement, BioChem has agreed to perform diligently all work necessary to conduct the activities agreed upon by BioChem and CliniChem pursuant to the CliniChem Programs. CliniChem's Board of Directors supervises and reviews BioChem's ongoing activities on behalf of CliniChem. According to the agreement, BioChem charges CliniChem the fully-burdened cost of activities undertaken pursuant to the Research and Development Agreement plus 5% of such costs. The Research and Development Agreement will terminate upon the exercise or expiration of the Purchase Option. Either party may terminate the Research and Development Agreement at predetermined conditions. The Board of Directors of CliniChem may elect to expand the scope of the CliniChem Programs and to select additional research and development programs to be conducted in addition to or as substitutes for existing programs.

     CliniChem and BioChem have also entered into a Services Agreement pursuant to which BioChem has agreed to provide CliniChem with administrative services, including accounting, legal and other services for an annual fee of $400,000.

     CliniChem and BioChem have entered into a Product Option Agreement pursuant to which CliniChem has granted the Product Option to BioChem. BioChem may exercise the Product Option with respect to any CliniChem Product on a product-by-product and country-by-country basis at predetermined conditions. The Product Option will expire in a given country 30 days after any regulatory approval to commercialise a product is obtained and, to the extent not previously exercised, 30 days after the expiration of the Purchase Option.

     BioChem, as holder of the majority of the Class B Shares, has the option to acquire all, but not less than all, of the issued and outstanding CliniChem Common Shares at predetermined prices. The Purchase Option is exercisable at any time prior to the earlier of March 31, 2003 or the 90th day after the date CliniChem provides BioChem (as the holder of the majority of the outstanding Class B Shares) with quarterly financial statements of CliniChem showing cash, cash equivalents and temporary investments of less than $5 million, although BioChem may, at its election, extend such period by providing additional funding, including through loans, for the continued conduct of any or all of the CliniChem Programs (but in no event beyond March 31, 2003). The exercice price will be determined in accordance with the option exercise price formula specified in the Company's articles of incorporation.

     RESULTS OF OPERATIONS

     Revenues, consisting solely of interest earned on cash and temporary investments, amounted to $4,061,000 for the 205-day period from June 10, 1998, when the operations began, to December 31, 1998 (the "period ended December 31, 1998"). As Available Funds are used to pay the Research and Development Costs, the Technology Fee, the service fee as well as general and administrative expenses, lower cash balances will be available for investments and therefore interest income is expected to decrease. During the period in which products are under research and development, CliniChem does not anticipate revenues from other sources.

     Research and development expenses amounted to $19,051,000 for the period ended December 31, 1998 and were all incurred under the Research and Development Agreement. The research and development expenses are expected to increase in 1999 as CliniChem will conduct a full year of operations and, as compounds advance through the development pipeline, it is expected that the activity level of CliniChem will also increase accordingly.

     The Technology Fee was $2,358,000 for the period ended December 31, 1998 and was incurred pursuant to the Technology License Agreement.

     General and administrative expenses amounted to $729,000 for the period ended December 31, 1998. These expenses include the cost associated with the Services Agreement. It is anticipated that the general and administrative expenses will increase in the future as CliniChem will conduct full years of operations and as the activity level of CliniChem increases.

     The scientific research and experimental development tax credit was $759,000 for the period ended December 31, 1998 and represents the Quebec refundable tax credit on wages paid in Quebec that are included in research and development expenses. It is anticipated that these credits will increase in the future as CliniChem will conduct full years of operations and as the activity level of CliniChem increases.

     For the period ended December 31, 1998, the net loss amounted to $17,384,000 or $6.41 per share. CliniChem is expected to continue to record significant net losses in future years. Research and development expenses as well as general and administrative expenses should increase as products advance through the development pipeline. Accordingly, interest income should decrease. There can be no assurance that these losses could be recovered in the future.

     LIQUIDITY AND CAPITAL RESOURCES

     As at December 31, 1998, CliniChem had cash, cash equivalents and temporary investments of $134,401,000. The cash equivalents and temporary investments consist primarily of money market instruments, namely commercial paper. As Available Funds continue to be utilized to pay the Research and Development Costs, the Technology Fee, service fees as well as general and administrative expenses, lower cash balances will be available for investments. Current assets and total assets amounted to $136,275,000 and working capital was $126,117,000 as at December 31, 1998.

     With regard to temporary investments, CliniChem's investment policy is to manage its marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of Available Funds. CliniChem diversifies its marketable securities portfolio by investing in different types of money market securities, across a broad range of issuers and through the use of different investment brokers. The Company's marketable securities portfolio is generally invested in short-term securities with at least a R1 rating, Dominion Bond Rating Service's top rating, to minimize risk associated with interest rates and credit as well as to provide for an immediate source of funds. While an increase or decrease in interest rates would result in a decrease or increase in the market value of the portfolio, the securities are generally held to maturity.

     From inception through December 31, 1998, CliniChem's funds were used primarily to fund activities conducted under the Research and Development Agreement and the Technology License Agreement with BioChem. Remaining funds will be used primarily to continue the funding of activities under these agreements. The rate at which the funds are spent will be a function of work plans and cost estimates approved by CliniChem. At the time of its inception, CliniChem was projected to spend its funds over a five-year period. As spending on research and development is subject to a number of factors influencing the rate of spending, the actual time required to expend all funds could vary significantly from the original plan.

     CliniChem does not expect most of its product candidates to reach commercial marketability prior to the expenditure of all of its capital, and does not anticipate receiving any significant revenues unless and until these products are successfully commercialized. Other than the Available Funds, CliniChem may have no other source of funding to complete the development and commercialization of its products. There can be no assurance that CliniChem will be able to raise any additional capital. Such additional capital, unless loaned from BioChem, would most likely reduce the per share proceeds available to holders of CliniChem Common Shares if the Purchase Option were to be exercised. BioChem is under no obligation to provide any additional funds and there can be no assurance that it will provide such additional funds.

     The Company believes that its working capital and expected cash flows from its cash, cash equivalents and temporary investments will be sufficient to fund its cash requirements for the year ending December 31, 1999. The Company's future requirements will depend on several factors, as discussed herein.

     Pharmaceutical product research and development plans are long-range in nature. Hence research and development of a particular product or products could be accelerated, slowed down or discontinued.

Furthermore, research and development with respect to additional CliniChem Products could be commenced. Technology or products could also be purchased or licensed and other unforeseen events could occur. All of these events would significantly affect the timing and amount of expenditures to be made under the Research and Development Agreement. There can be no assurance that CliniChem or Biochem will be able to complete research, clinical development or product development, gain regulatory approval or successfully commercialise any of the CliniChem Products or that the Purchase Option will not expire prematurely or that Biochem will be in a position to exercise the Purchase Option at that time.

     OTHER

     CliniChem, along with many other companies worldwide is exposed to the risks and uncertainties associated with the Year 2000 issue. The majority of CliniChem's activities are conducted under contract by BioChem. For example, under the Services Agreement, CliniChem depends upon BioChem's operating and accounting systems. Accordingly, the Company's exposure to potential Year 2000 readiness issues is dependent upon BioChem's exposure to the Year 2000 issue. BioChem has indicated to CliniChem that it has evaluated its systems and currently expects to have completed the activities to ensure compliance where required by the end of the second quarter of 1999. Therefore, CliniChem does not currently expect its operations, financial condition or results of operations to be materially adversely affected by the arrival of the Year 2000. However, there can be no assurance that this issue will not adversely affect CliniChem.

ITEM 10.  DIRECTORS AND OFFICERS OF THE COMPANY

     The following table provides information concerning the officers and directors of CliniChem. The current officers of CliniChem are also officers and employees of BioChem. As the holder of all the issued and outstanding Class B Shares, BioChem has the right to elect one director. CliniChem has no employees. Its three officers are full-time employees of BioChem.

     NAME AND MUNICIPALITY OF RESIDENCE                   POSITION WITH CLINICHEM
     ----------------------------------                   -----------------------
Francesco Bellini, Ph.D.....................    Chairman and President
Town of Mount Royal, Quebec
Elizabeth Greetham..........................    Director
Hamilton, Bermuda
The Honourable Celine Hervieux-Payette......    Director
Montreal, Quebec
Frederick J. Andrew.........................    Chief Financial Officer
Morin Heights, Quebec
Guy Lord....................................    Secretary
Westmount, Quebec

     FRANCESCO BELLINI, PH.D., has served as Chairman of the Board of Directors and President of CliniChem since February, 1998. He is a co-founder of BioChem which he joined as President and Chief Executive Officer in 1986. He is now the Chief Executive Officer of BioChem. From 1984 to 1986, Dr. Bellini was the Director of the Biochemicals Division at the Institut Armand-Frappier, and from 1968 to 1984, he was a research scientist with Ayerst Laboratories. Dr. Bellini received a B.Sc. in chemistry from Loyola College in Montreal in 1972 and a Ph.D. in chemistry from the University of New Brunswick in 1977.

     ELIZABETH GREETHAM has been a director of CliniChem since June 1998. She was a portfolio manager with the Weiss, Peck & Greer Investments' Life Sciences Fund, L.P. and its Institutional Life Sciences Fund, L.P. from 1990 until April 1999. She is the President and Chairman of the Board of ACCL Financial Consultants Ltd., a financial consulting firm in Bermuda. Ms. Greetham has over 25 years experience as a portfolio manager and health care analyst. Ms. Greetham earned a B.Sc. and an M.A. (Hons.) from the University of Edinburgh.

     THE HONOURABLE CELINE HERVIEUX-PAYETTE, P.C. has been a director of CliniChem since June 1998. She has served in a variety of political capacities for the province of Quebec and the federal government of

Canada. Sen. Hervieux-Payette has also twice served as Chair of the Standing Committee on Policy Development of the Liberal Party of Canada, and also served as Co-Chair of the Platform Committee. In March 1995, Sen. Hervieux-Payette was appointed to the Senate of Canada by Prime Minister Jean Chretien and asked to manage the 1997 federal election campaign as National Campaign Co-Chair. In the Senate, Sen. Hervieux-Payette sits on the Standing Committee on Banking, Trade and Commerce, and is Co-Chair of the Standing Committee on Scrutiny and Regulations. Sen. Hervieux-Payette has also served in a variety of private capacities, including Vice-President, Regulatory and Legal Affairs, with the telecommunications company Fonorola, Inc. from 1991 until March 1995. In 1995, she joined the Montreal office of the law firm Martineau Walker as Counsel.

     FREDERICK J. ANDREW has served as Chief Financial Officer of CliniChem since February, 1998. Mr. Andrew joined BioChem in 1997 as Chief Financial Officer. Prior to joining BioChem, he was Vice-President and Treasurer of BCE Inc. from 1991 to 1997, Corporate Treasurer of Bell Canada from 1984 to 1991 and occupied various positions within the BCE Inc. group of companies from 1964 to 1984. Mr. Andrew received a B.A. in economics from York University in 1964.

     GUY LORD has served as Secretary of CliniChem since April, 1999. Mr. Lord joined BioChem in March, 1999 as Senior Vice President, Corporate Affairs and Secretary and has been a director of BioChem since 1989. Prior to joining BioChem, he was a partner in the law firm of Desjardins Ducharme Stein Monast from 1993 to 1999 and, from 1989 to 1993, in the law firm of Clark Lord Rochefort Fortier. From 1986 to 1989, Mr. Lord was a partner and the National Director of Research in Taxation at Samson Belair Deloitte & Touche, from 1982 to 1986, he held senior positions with the Federal Department of Finance, Government of Canada, and from 1969 to 1982, he was a professor at the Universite de Montreal, Universite du Quebec and at the Universities of Oxford and Bordeaux. Mr. Lord received a B.A. from Universite de Montreal in 1959, a LL.L. (Licence in Law) from the same university in 1962 and, a D.Phil. (Doctorate in public administration) from Oxford University in 1969. He is a member of the Barreau du Quebec.

     All members of the Board of Directors hold office until the next annual meeting of shareholders or the election of their successors. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors and officers of CliniChem. BioChem, as the holder of all outstanding Class B Shares of CliniChem, is entitled to elect one director. BioChem's nominee is Dr. Bellini.

     For as long as the Board of Directors of CliniChem is composed of three directors, the Board of Directors shall assume and fulfil the duties of the audit committee of CliniChem.

     CliniChem maintains directors' and officers' liability insurance against claims made in the aggregate amount of $30 million per occurrence and a maximum of $30 million per year.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     Currently, all the officers of CliniChem are also officers of BioChem and do not receive any compensation from CliniChem for their services to CliniChem.

     Each external director of CliniChem is paid an annual fee of $18,000 and a further attendance fee of $1,000 for each meeting of the Board of Directors of CliniChem.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE COMPANY OR SUBSIDIARIES

     There is no option outstanding to purchase securities from CliniChem.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     Dr. Bellini, Chairman of the Board and President of CliniChem, is the Chief Executive Officer of BioChem. Mr. Andrew, the Chief Financial Officer of CliniChem, is the Chief Financial Officer of BioChem. Mr. Lord, Secretary of CliniChem, is the Senior Vice President, Corporate Affairs and Secretary of BioChem.

     CliniChem is involved in certain transactions with BioChem including the Research and Development Agreement, the Technology License Agreement, the Product Option Agreement and the Services Agreement. See "Description of Business--Arrangements with BioChem".

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES

     Not applicable.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The financial statements of the Company are annexed hereto and have been prepared by the Company in accordance with generally accepted accounting principles in Canada, which differ in certain respects from generally accepted accounting principles in the United States as outlined in the financial statements. The table of contents to the consolidated financial statements and accompanying notes to the consolidated financial statements appears on page F-1 of this Annual Report on Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     A.   FINANCIAL STATEMENTS

         -                     Balance Sheet as at December 31, 1998.
         -                     Statement of Loss and Deficit for the 205-day period ended
                               December 31, 1998.
         -                     Statement of Changes in Financial Position for the 205-day
                               period ended December 31, 1998.
         -                     Notes to Financial Statements.

     B.   EXHIBITS PREVIOUSLY FILED

               Exhibit
               Number                                   Description
         3.1                    Articles of Incorporation of CliniChem
         3.2                    By-Laws of CliniChem
         3.3                    Restated Articles of Incorporation of CliniChem
         4.1                    Specimen Certificate of Class A Common Shares of CliniChem
         4.2                    Specimen Certificate of Common Shares of CliniChem
         5.1                    Opinion of Stikeman, Elliott as to legality of underlying
                                Class A Common Shares of CliniChem including consent
         5.2                    Opinion of Stikeman, Elliott as to legality of underlying
                                Common Shares of BioChem including consent
         8.1                    Opinion of Stikeman, Elliott as to Canadian tax matters,
                                including consent
         8.2                    Opinion of Kirkland & Ellis as to U.S. tax matters,
                                including consent
         10.1                   Technology License Agreement between CliniChem and BioChem
         10.2                   Research and Development Agreement between CliniChem and
                                BioChem

               Exhibit
               Number                                   Description
         10.3                   Product Option Agreement between CliniChem and BioChem
         10.4                   Distribution Agreement between CliniChem and BioChem
         10.5                   Services Agreement between CliniChem and BioChem
         10.6                   Amendment No. 1 to Research and Development Agreement
                                between CliniChem and BioChem
         10.7                   Amendment No. 1 to Technology License Agreement between
                                CliniChem and BioChem
         23.1                   Consent of Ernst & Young, re CliniChem
         23.2                   Consent of Stikeman, Elliott (included in Exhibit 5.1,
                                Exhibit 5.2, and Exhibit 8.1)
         23.3                   Consent of Kirkland & Ellis (included in Exhibit 8.2)
         23.4                   Consent of Merrill Lynch, Pierce, Fenner & Smith
                                Incorporated
         23.5                   Consent of Elizabeth Greetham
         23.6                   Consent of The Honourable Celine Hervieux-Payette
         23.7                   Consent of Raymond Chabot Grant Thornton
         24.1                   Powers of Attorney

     C.   EXHIBITS FILED PREVIOUSLY THIS YEAR

        --  Interim Report for period ending June 30, 1998

        --  Escrow Agreement dated July 13, 1998

        -- Press Release: CliniChem Development Announces Third Quarter Results -- October 27, 1998

        -- Press Release: CliniChem Development Announces Fourth Quarter and Year-End 1998 Results -- January 26, 1999

        -- Press Release: Troxacitabine, A Novel Anticancer Compound, Begins Phase II Trials under Stewardship of BioChem Pharma -- March 31, 1999

        -- Press Release: CliniChem Announces First Quarter Results -- April 27, 1999

     D.   EXHIBITS FILED WITH THIS SUBMISSION

        --  No exhibit was filed.

        ADDITIONAL INFORMATION

        The following documents can be obtained upon request from the Secretary of CliniChem, at CliniChem Development Inc., 275 Armand-Frappier Blvd, Laval, Quebec, Canada H7V 4A7.

        (i) this Form 20-F, together with any document incorporated herein by reference;

        (ii) the interim financial statements of CliniChem filed with Securities Commissions subsequent to the audited financial statements for CliniChem's most recently completed financial year; and

        (iii) the Management Proxy Circular.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the United States Securities Exchange Act of 1934, as amended, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                            CLINICHEM DEVELOPMENT INC.
                                            DEVELOPPEMENT CLINICHEM INC.
                                            (Signed)

                                         By: /s/ GUY LORD
                                             -------------
                                                 Guy Lord
                                                 Secretary

Dated: May 4, 1999

                              FINANCIAL STATEMENTS

                           CLINICHEM DEVELOPMENT INC.

                               DECEMBER 31, 1998

                              MANAGEMENT'S REPORT

     CliniChem Development Inc.'s financial statements, included herewith, and all the information contained in this annual report are the responsibility of management, and have been approved by the Board of Directors.

     The financial statements have been prepared by management according to generally accepted accounting principles in Canada. While it was possible to apply other accounting methods, management chose those which were judged most appropriate for the circumstances. The financial statements include amounts based on the use of best estimates and judgments. Management has established these amounts in a reasonable manner in order to ensure that the financial statements are fairly presented in all material respects. Management has also prepared the financial information presented elsewhere in the annual report and has ensured that it agrees with the financial statements. The Company maintains internal control systems for accounting and administration. The objective of these systems is to provide a reasonable assurance that the financial information is pertinent, reliable and accurate and that the Company's assets are properly accounted for and safeguarded.

     The Board of Directors is entrusted with ensuring that management assumes its responsibilities with regard to the presentation of financial information and is ultimately responsible for the examination and approval of the financial statements. The Board of Directors meets periodically with management and the external auditors to discuss the internal controls exercised over the process of presenting the financial information, questions of auditing and the presentation of financial information, to ensure that each party properly fulfills its function and to examine the financial statements and the external auditors' report.

     The financial statements have been verified on behalf of the shareholders by the external auditors, Ernst & Young LLP, whose report is presented below. The auditors have free and full access to the Board of Directors.

(Signed)                                     (Signed)
Francesco Bellini, Ph.D.                     Frederick J. Andrew
President                                    Chief Financial Officer

Laval, Quebec, Canada
January 26, 1999

                                AUDITORS' REPORT

To the Shareholders of
CLINICHEM DEVELOPMENT INC.

     We have audited the balance sheet of CliniChem Development Inc. as at December 31, 1998 and the statements of loss and deficit and changes in financial position for the 205-day period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and the results of its operations and the changes in its financial position for the 205-day period then ended in accordance with generally accepted accounting principles.


Montreal, Canada,                                                       (Signed)
January 18, 1999.                                          Chartered Accountants

                           CLINICHEM DEVELOPMENT INC.
                                 BALANCE SHEET
                            As at December 31, 1998
                        [Thousands of Canadian dollars]

ASSETS
Current
Cash and cash equivalents [note 3]..........................    $ 20,009
Temporary investments [note 3]..............................     114,392
Taxes and other receivables.................................       1,115
Scientific research and experimental development tax credits
  receivable................................................         759
                                                                --------
     Total current assets...................................     136,275
                                                                --------
                                                                 136,275
                                                                ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities....................      10,158
                                                                --------
     Total current liabilities..............................      10,158
                                                                --------
SHAREHOLDERS' EQUITY
Share capital [note 5]......................................           1
Contributed surplus [note 5]................................     143,500
Deficit.....................................................     (17,384)
                                                                --------
     Total shareholders' equity.............................     126,117
                                                                --------
                                                                $136,275
                                                                ========

On behalf of the Board:

         (Signed) FRANCESCO BELLINI                  (Signed) CELINE HERVIEUX-PAYETTE
                  Director                                       Director

                             See accompanying notes

                           CLINICHEM DEVELOPMENT INC.

                         STATEMENT OF LOSS AND DEFICIT

                     205-day period ended December 31, 1998
         [Thousands of Canadian dollars, except per share information]

REVENUE
Interest income.............................................    $    4,061
                                                                ----------
EXPENSES
Research and development [note 4]...........................        19,051
Technology fee [note 4].....................................         2,358
General and administrative [note 4].........................           729
Scientific research and experimental development tax
  credits...................................................          (759)
                                                                ----------
                                                                    21,379
                                                                ----------
Loss before income taxes....................................        17,318
Income taxes [note 6].......................................            66
                                                                ----------
NET LOSS AND DEFICIT........................................    $   17,384
                                                                ==========
LOSS PER CLASS A AND B COMMON SHARE.........................    $     6.41
                                                                ==========
Weighted average number of Class A and B common shares
  outstanding...............................................     2,714,260
                                                                ==========

                             See accompanying notes

                           CLINICHEM DEVELOPMENT INC.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                     205-day period ended December 31, 1998
                        [Thousands of Canadian dollars]

OPERATING ACTIVITIES
Net loss....................................................    $(17,384)
Change in non-cash working capital items related to
  operations................................................       8,284
                                                                --------
CASH USED IN OPERATING ACTIVITIES...........................      (9,100)
                                                                --------
INVESTING ACTIVITIES
Increase in temporary investments...........................    (114,392)
                                                                --------
CASH USED IN INVESTING ACTIVITIES...........................    (114,392)
                                                                --------
FINANCING ACTIVITIES
Issuance of common shares...................................           1
Contributed surplus [note 5]................................     143,500
                                                                --------
CASH PROVIDED BY FINANCING ACTIVITIES.......................     143,501
                                                                --------
Net increase in cash and cash equivalents...................      20,009
Cash and cash equivalents, beginning of period..............          --
                                                                --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................    $ 20,009
                                                                ========

                             See accompanying notes

                           CLINICHEM DEVELOPMENT INC.

                         NOTES TO FINANCIAL STATEMENTS
                               December 31, 1998

1.   BASIS OF PRESENTATION

     CliniChem Development Inc. [the "Company"] was incorporated in January 1998 under the Canada Business Corporations Act to conduct research and development of certain potential human therapeutic and vaccine products primarily for the treatment of cancer and HIV infection, and the prevention of certain infectious diseases.

     The Company began active operations on June 10, 1998 and is expected to experience significant losses as substantially all of its capital will be spent to develop its products over a period of approximately four to five years. The Company does not expect that most of its products will reach commercial marketability prior to the expenditure of all of its capital and does not anticipate to receive any significant revenues unless and until these products become successfully commercialized. Other than its available funds, the Company may have no other source of funding to complete the development and commercialization of its products.

     The Company does not intend to perform any research, development or activities itself, but rather has contracted with BioChem Pharma Inc. ["BioChem"] to perform all such activities pursuant to the terms of the Research and Development Agreement [see note 4].

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with accounting principles generally accepted in Canada which comply in material respects with those accepted in the United States, except as noted below under "Research and development expenses". No adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States and the related rules and regulations adopted by the Securities and Exchange Commission.

     The significant accounting policies used in their preparation are as follows:

USE OF ESTIMATES

     Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.

SCIENTIFIC RESEARCH AND EXPERIMENTAL DEVELOPMENT TAX CREDITS

     Scientific research and experimental development tax credits are applied against the related expenses in the year the expenses are incurred. The amounts recorded by the Company are subject to review and approval by the tax authorities and it is possible that the final amounts granted will be different from the amounts recorded.

FINANCIAL INSTRUMENTS

     The Company's financial instruments recognized on the balance sheet consist of current assets and current liabilities. Their carrying values approximate their fair values due to their short-term nature.

INCOME TAXES

     The provision for current income taxes is based on estimated taxable income. Income taxes are accounted for using the liability method whereby deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets are also recognized for the estimated future effects of tax loss carry forwards. Deferred income tax assets are reduced when it is more likely than not that the corresponding benefit will not be realized.

                           CLINICHEM DEVELOPMENT INC.

RESEARCH AND DEVELOPMENT EXPENSES

     Research expenses are charged to income as incurred. Development expenses are charged to income as incurred, unless they meet all of the criteria for deferment and provided their recovery can reasonably be regarded as assured. However, for purposes of generally accepted accounting principles in the United States, all such costs will be expensed as incurred.

LOSS PER SHARE

     Loss per share is calculated using the weighted average number of shares outstanding during the year.

3.   CASH EQUIVALENTS AND TEMPORARY INVESTMENTS

     Cash equivalents [original maturities of 90 days or less] and temporary investments [original maturities between 91 days and one year] consist primarily of money market instruments having a Dominion Bond Rating Service Limited rating of R-1. At December 31, 1998, there was one investment [commercial paper] which represented 90% of cash equivalents. There were also three investees which represented 52% of temporary investments.

     Since the Company has the positive intent and ability to hold these instruments to maturity, they are valued at cost plus accrued interest. All the funds are held in escrow and released only for activities undertaken pursuant to the agreements entered into with BioChem [see note 4].

4.   ARRANGEMENTS WITH BIOCHEM PHARMA INC.

     During 1998, the Company entered into the following agreements with
BioChem:

RESEARCH AND DEVELOPMENT AGREEMENT

     Under the Research and Development Agreement, BioChem has been engaged to conduct research and development of the Company's products in accordance with the Company's programs. In exchange, the Company is required to pay BioChem for the direct and indirect research and development costs incurred plus five percent [5%] of such costs.

     All research and development expenses related to the products incurred by BioChem starting June 10, 1998 are funded by the Company. For the period ended December 31, 1998, the Company incurred $19,051,000 of expenses related to this agreement.

TECHNOLOGY LICENSE AGREEMENT

     The Company has obtained an exclusive perpetual license to use certain BioChem technology solely to conduct its programs and related activities, and to manufacture and commercialize its products worldwide arising from the CliniChem program.

     In consideration for the license to use BioChem technology to conduct these programs, the Company pays a fee [the "technology fee"] to BioChem. The technology fee is payable monthly at a rate of $352,000 a month over a period of 48 months starting on June 10, 1998. For the period ended December 31, 1998, the technology fee amounted to $2,358,000.

     Pursuant to the terms of this license, the Company's right to pursue manufacturing of its products is subject to a right of first offer and a right of first refusal on the part of BioChem.

SERVICES AGREEMENT

     Under the Services Agreement, BioChem will provide the Company with administrative services for an annual fee of $400,000.

PRODUCT OPTION

     The Company has granted BioChem an option to acquire all rights to each of the Company's products, exercisable on a product-by-product and country-by-country basis. Upon exercise of this option, BioChem will

                           CLINICHEM DEVELOPMENT INC.

make payments to the Company with respect to each of the product for which the option is exercised. Such payments will be a percentage of Net Sales and Licensing Revenues [as defined in the Product Option Agreement] over a ten year period.

     Each product option expires thirty [30] days after any regulatory approval to commercialize the product, or 30 days after the expiration of the Share Purchase Option [see note 5].

5.   SHARE CAPITAL

AUTHORIZED

FROM JANUARY 30, 1998 TO MAY 10, 1998:

     An unlimited number of common shares.

FROM MAY 11 TO JUNE 22, 1998:

     A limited number of 1,000 common shares.

     An unlimited number of Class A common shares.

     A limited number of 1,000 Class B common shares.

AFTER JUNE 23, 1998:

     An unlimited number of Class A common shares.

     A limited number of 1,000 Class B common shares.

ISSUED AND OUTSTANDING

2,713,260  Class A common shares............................    $  167
    1,000  Class B common shares............................       833
                                                                ------
                                                                $1,000
                                                                ======

     On February 5, 1998, BioChem subscribed to 1,000 common shares for a cash consideration of $1,000.

     On June 8, 1998, BioChem contributed $150,000,000 in cash, of which $6,500,000 were used to cover the Distribution costs, resulting in a net amount of $143,500,000 to the Company. Subsequently, the 1,000 common shares held by BioChem were exchanged for 2,713,328 Class "A" common shares having a par value of $167 and 1,000 Class B Common shares having a par value of $833.

     On June 26, 1998, BioChem distributed to its common shareholders one Class A common share of the Company for each 40 common shares of BioChem held on June 22, 1998. As a result, a total of 2,713,260 Class A common shares were distributed. The remaining 68 Class A common shares were cancelled.

     As the holder of the majority of the outstanding Class B common shares, BioChem has the option to purchase all, but not less than all, of the issued and outstanding Class A common shares. The option is exercisable at any time up to the earlier of March 31, 2003 or the 90th day after the date the Company provides BioChem with quarterly financial statements of the Company showing cash, cash equivalents and temporary investments of less than $5,000,000, unless BioChem extends such period by providing additional funding. The exercise price will be determined in accordance with the option exercise price formula specified in the Company's articles of incorporation.

                           CLINICHEM DEVELOPMENT INC.

6.   INCOME TAXES

     The provision for income taxes consists of large corporation tax.

     Significant components of the Company's deferred tax assets as of December 31, 1998 are shown below. A valuation allowance has been recognized to fully offset the deferred tax assets as of December 31, 1998 as it is more likely than not that they will not be realized:

Deferred tax assets:
Operating loss carry-forwards...............................    $7,000,000
Valuation allowance.........................................    (7,000,000)
                                                                ----------
                                                                        --
                                                                ==========

     The Company has accumulated non-capital losses for purposes of calculating its Canadian income taxes, allowing it to reduce its taxable income in subsequent years. These losses and temporary differences, the benefits of which have not been recognized in the financial statements, will be recorded when they are realized. They are summarized approximately as follows:

MATURITY                                                          FEDERAL      PROVINCIAL
--------                                                        -----------    -----------
2005........................................................    $11,285,000    $11,285,000
Losses arising from research and development which can be
  deferred over an indefinite period........................      7,105,000      7,950,000
                                                                -----------    -----------
                                                                $18,390,000    $19,235,000
                                                                ===========    ===========

     In addition, the Company may take advantage of future tax benefits arising from unused tax deductions recognized for accounting purposes but not deducted for tax purposes, amounting to approximately $5,325,000.

7.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

CORPORATE INFORMATION


HEAD OFFICE                                  LISTINGS
                                             Montreal Exchange           BCC.A
CLINICHEM DEVELOPMENT INC.                   The Toronto Stock Exchange  BCC.A
275 Armand-Frappier Blvd.                    NASDAQ National Market      CCHE
Laval, Quebec H7V 4A7
Canada                                       INVESTOR RELATIONS CONTACT
Tel.: (450) 978-7727
Fax: (450) 978-7755                          CHRISTINE LENNON

                                             275 Armand-Frappier Blvd.
DIRECTORS                                    Laval, Quebec H7V 4A7
                                             Canada
FRANCESCO BELLINI, PH.D.                     Tel.: (450)978-7727
Chief Executive Officer                      Fax: (450) 978-7755
BioChem Pharma Inc.

ELIZABETH GREETHAM                           AUDITORS
President and Chairman of the Board
ACCL Financial Consultants Ltd.              ERNST & YOUNG LLP
                                             Montreal, Quebec
THE HONORABLE CELINE HERVIEUX-PAYETTE, P.C.  Canada
Counsel
Martineau Walker                             TRANSFER AGENT AND REGISTRAR

OFFICERS                                     GENERAL TRUST OF CANADA
                                             Montreal, Quebec
FRANCESCO BELLINI, PH.D.                     Canada
Chairman and President
                                             ANNUAL GENERAL MEETING
FREDERICK J. ANDREW                          Tuesday, June 15, 1999
Chief Financial Officer                      at 11:30 a.m.
                                             275 Armand-Frappier Blvd.
GUY LORD                                     Laval, Quebec H7V 4A7
Secretary                                    Canada

                                             INFORMATION AVAILABLE UPON REQUEST
                                             Additional copies of the
                                             Annual Report
                                             Quarterly financial statements
                                             Management proxy circular



                                             [LOGO]
                                             (C) 1999 CliniChem Development Inc.
                                             - All rights reserved
                                             [LOGO] This report is 100%
                                                    recyclable.

[LOGO]
275 Armand-Frappier Blvd.
Laval, Quebec H7V 4A7
Canada

Tel.: (450) 978-7727
Fax: (450) 978-7755                                           Printed in Canada